Exhibit 99.2

LETTER OF OFFER

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

This Letter of Offer is being sent to you as a registered Equity Shareholder of Wipro Limited (the “Company”) as on the Record Date in accordance with Securities and Exchange Board of India (Buy Back of Securities) Regulations, 1998, as amended (the “Buyback Regulations”). If you require any clarifications about the action to be taken, you should consult your stock broker or your investment consultant or the Manager to the Buyback i.e. JM Financial Institutional Securities Limited or the Registrar to the Buyback i.e. Karvy Computershare Private Limited. Please refer to the section on “Definitions” for the definition of the capitalized terms used herein.

WIPRO LIMITED

Registered Office and Correspondence Address: Doddakannelli, Sarjapur Road, Bangalore-560 035, India.

Tel. No.: +91 80 2844 0011; Fax: +91 80 2844 0054

E-mail: info@wipro.com; Website: www.wipro.com

Corporate Identification Number (CIN): L32102KA1945PLC020800

Contact Person: Mr. M Sanaulla Khan, Company Secretary;

Tel. No.: +91 80 2844 0011 (ext: 226185); Fax: +91 80 2844 0054;

E-mail: sanaulla.khan@wipro.com.

Cash offer to buy back up to 4,00,00,000 (Four Crores) fully paid-up equity shares of face value Rs. 2/- each (“Equity Shares”), representing up to 1.62% of the total paid-up equity share capital of the Company, from all the fully paid-up equity shareholders/ beneficial owners of the Equity Shares of the Company as on the record date i.e. May 6, 2016 (“Record Date”), on a proportionate basis, through the “Tender Offer” route, at a price of Rs. 625/- (Rupees Six Hundred and Twenty Five only) per Equity Share for an aggregate amount of upto Rs. 25,00,00,00,000/- (Rupees Two Thousand Five Hundred Crores Only) (the “Buyback Size”).

1.	The Buyback is in accordance with Section 68, 69, 70 and other applicable provisions of the Companies Act, 2013 (the “Companies Act”), the Buyback Regulations, Article 8.2 of the Articles of Association of the Company and is subject to other approvals, permissions and exemptions as may be required from time to time from any statutory and/ or regulatory authority and which may be agreed to by the Board and/ or any sub-committee thereof.

2.	The Buyback Size is 6.2% of the paid-up equity share capital and free reserves as per the standalone audited balance sheet of the Company for the financial year ended March 31, 2016 (the last standalone audited balance sheet available as on the date of the Board meeting recommending the proposal of the Buyback, held on April 20, 2016) and is within the statutory limits of 10% of the total paid-up equity share capital and free reserves as per the last standalone audited financial statements of the Company.

3.	This Letter of Offer is sent to the Equity Shareholder(s)/ Beneficial Owner(s) of Equity Shares as on the Record Date i.e. May 6, 2016.

4.	The procedure for tendering and settlement is set out in clause 20 on page 30 of this Letter of Offer. The Form of Acceptance-cum-Acknowledgement (the “Tender Form”) is enclosed together with this Letter of Offer.

5.	For mode of payment of consideration to the Equity Shareholders, please refer to clause 20 (XXIV) on page 35 of Letter of Offer.

6.	A copy of the Public Announcement and the Letter of Offer (including the Tender Form) shall also be available on the website of Securities and Exchange Board of India- http://www.sebi.gov.in

7.	Equity Shareholders are advised to refer to Details of the Statutory Approvals and Note on Taxation in clause 17 on page 25 and clause 21 on page 36, respectively, of this Letter of Offer, before tendering their Equity Shares in the Buyback.

BUY BACK OPENS ON: FRIDAY, JUNE 17, 2016

BUY BACK CLOSES ON: THURSDAY, JUNE 30, 2016

LAST DATE/ TIME OF RECEIPT OF COMPLETED APPLICATION FORMS AND OTHER SPECIFIED

DOCUMENTS INCLUDING PHYSICAL SHARE CERTIFICATES BY THE REGISTRAR: SATURDAY,

JULY 02, 2016, 5 PM

MANAGER TO THE BUY BACK	REGISTRAR TO THE BUY BACK

JM Financial Institutional Securities Limited

7th Floor, Cnergy,

Appasaheb Marathe Marg, Prabhadevi,

Mumbai – 400025, Maharashtra, India

Tel.: +91 22 6630 3030

Fax: +91 22 6630 3330

Email: wipro.buyback@jmfl.com

Website: www.jmfl.com

Contact Person: Ms. Lakshmi Lakshmanan

SEBI Regn. No.: INM000010361

Validity Period: Permanent

Corporate Identity Number: U65192MH1995PLC092522

Karvy Computershare Private Limited

Karvy Selenium, Tower- B, Plot No 31 & 32., Financial district, Nanakramguda, Gachibowli, Hyderabad, Telangana State, 500032, India.

Tel: +91 40 67162222

Fax: +91 40 23431551

Email: wipro.buybackoffer@karvy.com

Website: https:\\karisma.karvy.com

Contact Person: Mr. M. Murali Krishna

SEBI Regn. No.: INR00000021

Validity Period: Permanent

Corporate Identity Number: U72400TG2003PTCO41636

TABLE OF CONTENTS

1.	SCHEDULE OF ACTIVITIES	4

2.	DEFINITION OF KEY TERMS	4

3.	DISCLAIMER CLAUSE	6

4.	TEXT OF THE RESOLUTION PASSED AT THE MEETING OF THE BOARD OF DIRECTORS	6

5.	DETAILS OF THE PUBLIC ANNOUNCEMENT	9

6.	DETAILS OF THE BUY BACK	9

7.	AUTHORITY FOR THE BUY BACK	10

8.	NECESSITY OF THE BUY BACK	10

9.	MANAGEMENT DISCUSSION AND ANALYSIS AND THE LIKELY IMPACT OF BUY BACK ON THE COMPANY	11

10.	BASIS OF CALCULATING THE BUYBACK PRICE	16

11.	SOURCES OF FUNDS FOR THE BUY BACK	16

12.	DETAILS OF THE ESCROW ACCOUNT AND THE AMOUNT DEPOSITED THEREIN	16

13.	CAPITAL STRUCTURE AND SHAREHOLDING PATTERN	17

14.	BRIEF INFORMATION OF THE COMPANY	18

15.	FINANCIAL INFORMATION ABOUT THE COMPANY	23

16.	STOCK MARKET DATA	23

17.	DETAILS OF THE STATUTORY APPROVALS	25

18.	DETAILS OF THE REGISTRAR TO THE BUY BACK AND COLLECTION CENTRES	25

19.	PROCESS AND METHODOLOGY FOR THE BUYBACK	26

20.	PROCEDURE FOR TENDER OFFER AND SETTLEMENT	30

21.	NOTE ON TAXATION	36

22.	DECLARATION BY THE BOARD OF DIRECTORS	43

23.	AUDITORS CERTIFICATE	44

24.	DOCUMENTS FOR INSPECTION	45

25.	DETAILS OF THE COMPLIANCE OFFICER	46

26.	DETAILS OF THE REMEDIES AVAILABLE TO THE EQUITY SHAREHOLDERS	46

27.	DETAILS OF INVESTOR SERVICE CENTRE	47

28.	DETAILS OF THE MANAGER TO THE BUY BACK	48

29.	DECLARATION BY THE DIRECTORS REGARDING AUTHENTICITY OF THE INFORMATION IN THE DRAFT LETTER OF OFFER.	48

NO OFFER TO SUBSCRIBE/PURCHASE/SELL, OR AN INVITATION TO SUBSCRIBE/PURCHASE/SELL, ANY SECURITIES OF THE COMPANY IN ANY JURISDICTION OR AS A SOLICITATION OR AN INVITATION TO SUBSCRIBE/PURCHASE/SELL ANY SECURITIES INCLUDING THE EQUITY SHARES OF THE COMPANY

•	Special notice to security holders in the United States the Buyback is being made for securities of an Indian company and is subject to the laws of India. It is important for U.S. securities holders to be aware that this Letter of Offer is subject to tender offer laws and regulations in India that are different from those in the U.S. and has been prepared in accordance with Indian law, format and style, which differs from customary U.S. format and style. Certain of the U.S. federal securities laws apply to the Buyback as there are U.S. holders of Equity Shares and ADSs. The Buyback is being treated in the U.S. as one to which the “Tier I” exemption mentioned in Rule 13(e)-4(h)(8) under the Securities Exchange Act of 1934, as amended, is applicable.

•	This Letter of Offer together with the Public Announcement that was published on April 22, 2016 in connection with this Buyback, has been prepared for the purposes of compliance with the regulations of the Securities and Exchange Board of India (Buyback of Securities) Regulations, 1998, as amended. Accordingly the information disclosed may not be the same as that which would have been disclosed if this document had been prepared in accordance with the laws and regulations of any jurisdiction outside of India. The Company and the Manager to the Buyback are under no obligation to update the information contained herein at any time after the date of this Letter of Offer. This Letter of Offer does not in any way constitute an offer in any form, or an invitation in any form to subscribe/purchase/sell, any securities of the Company in any jurisdiction or as a solicitation or an invitation in any form to subscribe/purchase/sell any securities including the Equity Shares of the Company.

•	No action has been or will be taken to permit the Buyback in any jurisdiction where action would be required for that purpose. This Letter of Offer shall be dispatched to all Equity Shareholders whose names appear on the register of members of the Company, as of the Record Date. However, receipt of the Letter of Offer by any Eligible Seller in a jurisdiction in which it would be illegal to make this Offer, or where making this Offer would require any action to be taken (including, but not restricted to, registration of this Letter of Offer under any local securities laws), shall not be treated by such Eligible Seller as an offer being made to them and shall be construed by them as being sent for information purposes only.

•	Persons in possession of this Letter of Offer are required to inform themselves of any relevant restrictions in their respective jurisdictions. Any Eligible Seller who tenders his, her or its Equity Shares in the Buyback/ Offer shall be deemed to have declared, represented, warranted and agreed that he, she or it is authorized under the provisions of any applicable local laws, rules, regulations and statutes to participate in the Buyback.

1.	SCHEDULE OF ACTIVITIES

Activity	Day and Time
Date of the Board meeting to approve the proposal for Buyback of Equity Shares	Wednesday, April 20, 2016

Date of publication of Public Announcement for the Buyback	Friday, April 22, 2016

Record Date for determining the Buyback Entitlement and the names of Eligible Sellers	Friday, May 06, 2016

Buyback opens on / date of opening of Buyback	Friday, June 17, 2016

Buyback closes on / date of closing of Buyback	Thursday, June 30, 2016

Last date of receipt of completed Tender Forms and other specified documents including physical share certificates by the Registrar and Transfer Agent	Saturday, July 02, 2016

Last date of verification by Registrar	Friday, July 08, 2016

Last date of providing Acceptance to the Stock Exchange by the Registrar	Friday, July 08, 2016

Last date of settlement of bids on the Stock Exchange	Tuesday, July 12, 2016

Last date of dispatch of share certificate(s) by RTA / return of unaccepted demat shares by Stock Exchange to Selling Member	Tuesday, July 12, 2016

Last date of extinguishment of Equity Shares	Tuesday, July 19, 2016

Note: Where last dates are mentioned for certain activities, such activities may happen on or before the respective last dates

2.	DEFINITION OF KEY TERMS

Acceptance	Acceptance of fully paid-up Equity Shares tendered by Eligible Sellers in the Buyback Offer.

Additional Equity Shares	Additional Equity Shares tendered by an Eligible Seller over and above the Buyback Entitlement of such Equity Shareholder.

APPI	Azim Premji Philanthropic Initiatives Private Limited

APT	Azim Premji Trust

Articles	Articles of Association of the Company.

Board/ Board of Directors	Board of Directors of the Company.

BSE	BSE Limited.

Buyback/ Offer	Offer by Wipro Limited to buy back up to maximum of 4,00,00,000 (Four Crores) fully paid-up Equity Shares of face value of Rs. 2/- each at a price of Rs. 625/- (Rupees Six Hundred and Twenty Five only) per Equity Share from the fully paid-up equity shareholders/ beneficial owners of the Equity Shares of the Company as on the Record Date, through the Tender Offer route on a proportionate basis.

Buyback Committee	The Buyback Committee comprising Mr. N Vaghul, Independent Director of the Company, Mr. Jatin P Dalal, Chief Financial Officer of the Company, Mr. Aravind V S, Vice President- Corporate Treasury of the Company, and Mr. M Sanaulla Khan, Company Secretary of the Company, constituted and authorized for the purposes of the Buyback by a resolution dated April 20, 2016 of the Board of Directors.

Buyback Entitlement	The number of Equity Shares that an Equity Shareholder is entitled to tender in the Buyback, based on the number of Equity Shares held by that Equity Shareholder, on the Record Date and the ratio of Buyback applicable in the category, to which such Equity Shareholder belongs.

Buyback Price	Price at which Equity Shares will be bought back from the Equity Shareholders i.e. Rs. 625/- (Rupees Six Hundred and Twenty Five only) per fully paid up Equity Share, payable in cash.

Buyback Regulations	Securities and Exchange Board of India (Buy Back of Securities) Regulations, 1998 including any statutory modifications or re-enactments thereof.

Buyback Size	Number of Equity Shares proposed to be bought back (i.e. 4,00,00,000 Equity Shares) multiplied by the Buyback Price (i.e. Rs. 625/- (Rupees Six Hundred and Twenty Five only) per Equity Share) aggregating to Rs. 25,00,00,00,000 (Rupees Two Thousand Five Hundred Crores only).

Company	Wipro Limited.

Companies Act	The Companies Act, 2013, with Rules notified therein as amended.

Depositories	Collectively, National Securities Depository Limited and Central Depository Services (India) Limited.

DP	Depository Participant

Draft Letter of Offer/ DLoF	This Draft Letter of Offer dated April 29, 2016 filed with SEBI.

Eligible Seller(s)	Person(s) eligible to participate in the Buyback/ Offer and would mean all Equity Shareholders as on the Record Date being May 6, 2016.

Equity Shares	Fully paid-up equity shares of face value of Rs. 2/- each of Wipro Limited.

Equity Shareholder	Holders of the fully paid-up Equity Shares and includes beneficial owners thereof.

Escrow Account	The Escrow Account titled “Wipro-Buy-Back of Equity Shares-Escrow A/c” opened with Axis Bank Limited.

Escrow Agent	Axis Bank Limited.

Escrow Agreement	The escrow agreement dated April 28, 2016 entered into between the Company, Axis Bank Limited and JM Financial Institutional Securities Limited.

FCNR account	Foreign currency non-resident account.

FEMA	Foreign Exchange Management Act, 1999, as amended.

HUF	Hindu Undivided Family.

IT Act/ Income Tax Act	Indian Income Tax Act, 1961, as amended.

Letter of Offer	The letter of offer dated June 06, 2016 to be filed with SEBI.

Manager to the Buyback	JM Financial Institutional Securities Limited.

Non-Resident Shareholders	Includes Non-resident Indians (NRI), Foreign Institutional Investors (FII) and Foreign Portfolio Investors (FPI) and erstwhile Overseas Corporate Bodies (OCB) and Foreign Nationals.

NSDL	National Securities Depository Limited.

NSE	National Stock Exchange of India Limited.

Promoter and Promoter Group	Promoter and promoter group as have been disclosed under the filings made by the Company under the listing agreement/ Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 and the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011, as amended.

Public Announcement	Public announcement dated April 21, 2016 regarding the Buyback, published on April 22, 2016 in Business Standard (English national daily), Business Standard (Hindi national daily) and Hosa Digantha (Regional language daily).

RBI	Reserve Bank of India.

Record Date	The date for the purpose of determining the Buyback Entitlement and the names of the Eligible Sellers to whom the Letter of Offer and Tender Form will be sent, and who are eligible to participate in the proposed Buyback offer in accordance with the Buyback Regulations. The Record Date for the Offer is May 6, 2016.

Registrar to the Buyback	Karvy Computershare Private Limited.

RSUs	Restricted Stock Units

Rules	Rules notified under Companies Act, 2013.

SEBI	The Securities and Exchange Board of India.

Seller Member/ Seller Broker	A Stock broker (who is a member of the NSE) of an Eligible Seller, through whom the Eligible Seller wants to participate in the Buyback.

Small Shareholder	An Equity Shareholder, who holds Equity Shares of market value not more than two lakhs rupees, on the basis of closing price on the recognized stock exchange registering the highest trading volume, as on the Record Date, i.e. May 6, 2016.

Stock Exchanges	BSE and NSE, being the stock exchanges where the Equity Shares of the Company are listed.

Tender Form	Form of Acceptance–cum–Acknowledgement.

Tender Offer	Method of buy back as defined in Regulation 2(1)(o) of the Buyback Regulations.

TRS	Transaction Registration Slip.

3.	DISCLAIMER CLAUSE

As required, a copy of this Letter of Offer has been submitted to SEBI. It is to be distinctly understood that submission of this Letter of Offer to SEBI should not in any way be deemed or construed that the same has been cleared or approved by SEBI. SEBI does not take any responsibility either for the financial soundness of the Company to meet the Buyback commitments or for the correctness of the statements made or opinions expressed in this Letter of Offer. The Manager to the Buyback, JM Financial Institutional Securities Limited, has certified that the disclosures made in this Letter of Offer are generally adequate and are in conformity with the provisions of the Companies Act and Buyback Regulations. This requirement is to facilitate investors to take an informed decision for tendering their Equity Shares in the Buyback.

It should also be clearly understood that while the Company is primarily responsible for the correctness, adequacy and disclosure of all relevant information in this Letter of Offer, the Manager to the Buyback is expected to exercise due diligence to ensure that the Company discharges its duty adequately in this behalf and towards this purpose. Pursuant to this requirement, the Manager to the Buyback, JM Financial Institutional Securities Limited, has furnished to SEBI a Due Diligence Certificate dated April 29, 2016 in accordance with Buyback Regulations, which reads as follows:

“We have examined various documents and materials relevant to the Buyback as part of the due diligence carried out by us in connection with the finalization of the public announcement dated April 21, 2016 (the “Public Announcement”) and the Draft Letter of Offer dated April 29, 2016 (“DLoF”). On the basis of such examination and the discussions with the Company, we hereby state that:

•	The Public Announcement and the DLoF are in conformity with the documents, materials and papers relevant to the Buyback;

•	All the legal requirements connected with the said offer including the SEBI (Buy Back of Securities) Regulations, 1998, as amended, have been duly complied with;

•	The disclosures in the Public Announcement and the DLoF are, to the best of our knowledge, true, fair and adequate in all material respects for the shareholders of the Company to make a well informed decision in respect of the captioned Buyback;

•	Funds used for Buyback shall be as per the provisions of the Companies Act”

The filing of offer document with SEBI, does not, however, absolve the Company from any liabilities under the provisions of the Companies Act, or from the requirement of obtaining such statutory or other clearances as may be required for the purpose of the proposed Buyback.

The Promoter and Promoter Group of the Company/ Directors declare and confirm that no information/ material likely to have a bearing on the decision of Eligible Sellers has been suppressed/ withheld and/ or incorporated in the manner that would amount to mis-statement/ misrepresentation and in the event of it transpiring at any point of time that any information/ material has been suppressed/ withheld and/ or amounts to a mis-statement/ misrepresentation, the Promoter and Promoter Group of the Company/ Directors and the Company shall be liable for penalty in terms of the provisions of the Companies Act and the Buyback Regulations.

The Promoter and Promoter Group of the Company/ Directors also declare and confirm that funds borrowed from banks and financial institutions will not be used for the Buyback.

4.	TEXT OF THE RESOLUTION PASSED AT THE MEETING OF THE BOARD OF DIRECTORS

The Buyback through Tender Offer was considered and approved by the Board of Directors of the Company at their meeting held on April 20, 2016. The extracts of the Board resolution are as follows:

“RESOLVED THAT pursuant to the provisions of Article 8.2 of the Articles of Association of the Company and the provisions of Sections 68, 69 and 70 and all other applicable provisions, if any, of the Companies Act, 2013, as amended (the “Companies Act”), the Companies (Share Capital and Debentures) Rules, 2014 to the extent applicable, and in compliance with Securities and Exchange Board of India (Buy

Back of Securities) Regulations, 1998, as amended (the “Buyback Regulations”), including any amendments, statutory modifications or re-enactments for the time being in force, and subject to such other approvals, permissions and sanctions as may be necessary and subject to such conditions and modifications, if any, as may be prescribed or imposed by the appropriate authorities while granting such approvals, permissions and sanctions, which may be agreed by the Board of Directors of the Company (hereinafter referred to as the “Board”, which expression shall include any Committee constituted by the Board to exercise its powers, including the powers conferred by this resolution), the Board hereby approves the buyback by the Company of up to 4,00,00,000 fully paid-up equity shares of Rs. 2 each of the Company (“Equity Shares”) representing upto 1.62% of the total paid-up Equity Share capital of the Company at a price of Rs. 625 (Rupees Six Hundred and Twenty Five only) per Equity Share (“Buyback Price”) payable in cash for an aggregate amount of up to Rs. 25,00,00,00,000/- (Rupees Two Thousand Five Hundred Crores Only) (“Buyback Size”), which is 6.2% of the fully paid-up Equity Share capital and free reserves as per the latest audited standalone balance sheet of the Company for the financial year ended March 31, 2016, on a proportionate basis through the “tender offer” route as prescribed under the Buyback Regulations, to all of the shareholders who hold Equity Shares as of the Record Date (as defined below) (“Buyback”) and the Buyback Size does not include any expenses incurred or to be incurred for the Buyback like filing fees payable to the Securities and Exchange Board of India (“SEBI”), advisors fees, public announcement publication expenses, printing and dispatch expenses and other incidental and related expenses.

RESOLVED FURTHER THAT May 6, 2016 shall be the record date for the purposes of the Buyback (“Record Date”).

RESOLVED FURTHER THAT all of the shareholders of the Company will be eligible to participate in the Buyback including: (i) promoters and promoter group of the Company (including members thereof) who hold Equity Shares as of the Record Date, persons in control (including such persons acting in concert) who hold Equity Shares as of the Record Date; and (ii) holders of American Depositary Receipts of the Company (“ADRs”) who cancel any of their ADRs and withdraw the underlying Equity Shares prior to the Record Date such that they hold Equity Shares as of the Record Date.

RESOLVED FURTHER THAT the Buyback shall have reservation for small shareholders in accordance with the provisions of the Buyback Regulations.

RESOLVED FURTHER THAT the Company shall implement the Buyback using the “Mechanism for acquisition of shares through Stock Exchange” notified by SEBI vide circular CIR/CFD/POLICYCELL/1/2015 dated April 13, 2015 and the Company shall approach the National Stock Exchange of India Limited for facilitating the same.

RESOLVED FURTHER THAT the Buyback would be subject to the condition of maintaining minimum public shareholding requirements as specified in Regulation 38 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements), Regulations 2015 (“Listing Regulations”).

RESOLVED FURTHER THAT the amount required by the Company for the Buyback is intended to be met out of the Company’s current balances of cash and cash equivalents and/ or internal accruals of the Company (and not from any borrowed funds) and on such terms and conditions as the Board may decide from time to time at its absolute discretion.

RESOLVED FURTHER THAT in terms of Regulation 19(3) of the Buyback Regulations, Mr. M Sanaulla Khan, Company Secretary, be and is hereby appointed as the Compliance Officer for the Buyback and Karvy Computershare Private Limited, Registrar and Transfer Agent, is appointed as the Investor Service Centre.

RESOLVED FURTHER THAT draft of the Declaration of Solvency prepared in the prescribed form and supporting affidavit and other documents, placed before the meeting be and is hereby approved and Mr. Azim H Premji, Chairman and Managing Director, and any one of Mr. Abidali Z Neemuchwala, CEO and Executive Director, and Mr. Rishad Premji, Executive Director and Chief Strategy Officer, be and are hereby authorized to sign the same, for and on behalf of the Board and file the same with the Registrar of Companies and the Securities and Exchange Board of India in accordance with applicable law.

RESOLVED FURTHER THAT the Board hereby confirms that it has made a full enquiry into the affairs and prospects of the Company and has formed the opinion:

a)	that immediately following the date of convening of the Board meeting, there will be no grounds on which the Company could be found unable to pay its debts;

b)	that as regards its prospects for the year immediately following that date, having regard to the Board’s intentions with respect to the management of the Company’s business during that year and to the amount and character of the financial resources which will, in the Board’s view, be available to the Company during that year, the Company will be able to meet its liabilities as and when they fall due and will not be rendered insolvent within a period of one year from that date; and

c)	that in forming their opinion for the above purposes, the Board has taken into account the liabilities as if the Company were being wound up under the provisions of the Companies Act (including prospective and contingent liabilities).

RESOLVED FURTHER THAT drafts of the public announcement and draft letter of offer in connection with the Buyback, tabled before the Board be and are hereby approved and Mr. Azim H Premji, Chairman and Managing Director, any one of Mr. Abidali Z Neemuchwala, CEO and Executive Director, and Mr. Rishad Premji, Executive Director and Chief Strategy Officer, alongwith Mr. Jatin P Dalal, Chief Financial Officer, and Mr. M Sanaulla Khan, Company Secretary, be and hereby are authorized to finalise, sign and issue the final public announcement, and letter of offer on behalf of the Board.

RESOLVED FURTHER THAT the Board hereby confirms that:

a)	the Company shall not issue any Equity Shares or specified securities including by way of bonus till the date of closure of the Buyback;

b)	the Company shall not raise further capital for a period of one year from the closure of the Buyback, except in discharge of subsisting obligations;

c)	the Company shall not buyback locked-in Equity Shares and non-transferable Equity Shares till the pendency of the lock-in or till the Equity Shares become transferable;

d)	the Company shall not buyback its Equity Shares from any person through negotiated deal whether on or off the Stock Exchanges or through spot transactions or through any private arrangement in the implementation of the Buyback;

e)	there are no defaults subsisting in the repayment of deposits, redemption of debentures or preference shares or repayment of any term loans to any financial institution or banks;

f)	that the Company has been in compliance with Sections 92, 123, 127 and 129 of the Companies Act

g)	the maximum number of Equity Shares proposed to be purchased under the Buyback (up to 4,00,00,000 Equity Shares), does not exceed 10% of the total number of Equity Shares in the paid-up Equity Share capital as per the audited standalone balance sheet as on March 31, 2016;

h)	the Company shall not make any offer of buyback within a period of one year reckoned from the date of closure of the Buyback;

i)	there is no pendency of any scheme of amalgamation or compromise or arrangement pursuant to the provisions of the Companies Act, as on date; and

j)	the ratio of the aggregate of secured and unsecured debts owed by the Company shall not be more than twice the paid-up Equity Share capital and free reserves after the Buyback.

RESOLVED FURTHER THAT that a committee (the “Buyback Committee”) be constituted comprising of Mr. N Vaghul, Independent Director, Mr. Jatin P Dalal, Chief Financial Officer, Mr. Aravind V S, Vice President- Corporate Treasury, and Mr. M Sanaulla Khan, Company Secretary, be constituted for the purposes of the Buyback to do all such acts, deeds, matters and things, as it may, in its absolute discretion, deem necessary, expedient, usual or proper, in the best interest of the Company and its shareholders in connection with the Buyback.”

5.	DETAILS OF THE PUBLIC ANNOUNCEMENT

As per Regulation 8(1) of the Buyback Regulations, the Company has made a Public Announcement dated April 21, 2016 for the Buyback of Equity Shares published on April 22, 2016 in the following newspapers, which is within two working days from the date of passing of the resolution in the meeting of the Board of Directors for the Buyback, on April 20, 2016.

Name of the Newspaper	Language	Editions
Business Standard	English	All
Business Standard	Hindi	All
Hosa Digantha	Kannada	Bangalore

(A copy of the Public Announcement is available on the SEBI website at www.sebi.gov.in)

6.	DETAILS OF THE BUY BACK

I.	The Board of Directors of the Company, at their meeting held on April 20, 2016 (the “Board Meeting”), pursuant to the provisions of Article 8.2 of Articles of Association of the Company and Section 68, 69, 70 and other applicable provisions of the Companies Act, Buyback Regulations and SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended and subject to such other approvals, permissions and sanctions as may be necessary and subject to such conditions and modifications, if any, as may be prescribed or imposed by the appropriate authorities while granting such approvals, permissions and sanctions, which may be agreed by the Board, approved the buyback by the Company of up to 4,00,00,000 (Four Crores) fully paid-up Equity Shares representing upto 1.62% of the total paid-up Equity Share capital of the Company at a price of Rs. 625/- (Rupees Six Hundred and Twenty Five only) per Equity Share payable in cash for an aggregate amount of up to Rs. 25,00,00,00,000/- (Rupees Two Thousand Five Hundred Crores Only), which is 6.2% of the fully paid-up equity share capital and free reserves as per the standalone audited balance sheet of the Company for the financial year ended March 31, 2016, on a proportionate basis through the Tender Offer route as prescribed under the Buyback Regulations from all of the shareholders who hold Equity Shares as of the Record Date.

II.	The Buyback Size does not include any other expenses incurred or to be incurred for the Buyback like filing fees payable to the SEBI, advisors fees, public announcement publication expenses, printing and dispatch expenses, and other incidental and related expenses.

III.	The aggregate paid-up share capital and free reserves of the Company as on March 31, 2016 was Rs. 40,21,487 lakhs and under the provisions of the Act, the funds deployed for Buyback shall not exceed 10% of the paid-up capital and free reserves of the Company under Board approval route, as provided for under the first proviso to Section 68(2) of the Companies Act. Accordingly, the maximum amount that can be utilised in the present Buyback is Rs. 4,02,149 lakhs. The Company has proposed to utilise an aggregate amount of up to 25,00,00,00,000/- (Rupees Two Thousand Five Hundred Crores Only) for the Buyback which is within the maximum amount as aforesaid.

IV.	The shareholding of the promoter and promoter group of the Company (the “Promoter and Promoter Group”) and persons in control as on the date of publication of the Public Announcement i.e. April 22, 2016 is as under:

Sr. No.	Name of Shareholder	No. of Equity Shares	% of equity shares
1.	Azim H Premji	9,34,05,100	3.78%
2.	Yasmeen A Premji	10,62,666	0.04%
3.	Rishad Azim Premji	6,86,666	0.03%
4.	Tariq Azim Premji	2,65,000	0.01%
5.	Mr. Azim Hasham Premji Partner Representing Hasham Traders	37,09,56,000	15.01%
6.	Mr. Azim Hasham Premji Partner Representing Prazim Traders	45,29,06,791	18.33%
7.	Mr. Azim Hasham Premji Partner Representing Zash Traders	45,16,19,790	18.28%
8.	Hasham Investment & Trading Co. Private Limited	5,62,998	0.02%
9.	Azim Premji Philanthropic Initiatives Private Limited (1)	1,08,43,333	0.44%
10.	Azim Premji Trust (2)	42,97,14,120	17.39%

Total		1,81,20,22,464	73.34%

Note:

1.	Mr. Azim H Premji has disclaimed the beneficial ownership of shares held by M/s Azim Premji Philanthropic Initiatives Private Limited
2.	Mr. Azim H Premji has disclaimed the beneficial ownership of shares held by M/s Azim Premji Trust.

V.	Shareholding of the directors of the Promoters and of Promoter Group companies in the Company as on the date of publication of Public Announcement i.e. April 22, 2016 is as under:

Sr. No.	Name	Equity Shares	% of Shareholding
1.	Azim H Premji	9,34,05,100	3.78%
2.	Yasmeen A Premji	10,62,666	0.04%
3.	Rishad Azim Premji	6,86,666	0.03%
4.	Tariq Azim Premji	2,65,000	0.01%
5.	Pagalthivarthi Srinivasan	47,647	0.002%
6.	Lakshminarayana Ramanathan Kollengode	9,666	0.0004%
7.	Priya Mohan Sinha	37,373	0.002%

Total		9,55,14,118	3.87%

VI.	In terms of the Buyback Regulations, under the tender offer route, the Promoters and Promoter Group of the Company have the option to participate in the Buyback. In this regard, members of the Promoter and Promoter Group have expressed their intention vide their letters dated April 20, 2016 to participate in the Buyback and offer up to an aggregate maximum number of 1,78,03,22,764 Equity Shares or such lower number of shares as required in compliance with the Buyback Regulations/terms of the Buyback. The extent of their participation in the Buyback has been detailed in clause 9(II) of this LoF.

VII.	The Promoter and Promoter Group of the Company hold 73.34% of Equity Shares in the total outstanding equity share capital of the Company. For details with respect to Promoter and Promoter Group shareholding post Buyback please refer clause 13(vii) of this LoF. Post Buyback non-Promoter and Promoter Group shareholding of the Company shall not fall below the minimum level required as per the Regulation 38 of the Securities and Exchange Board of India (“Listing Obligations and Disclosure Requirements), Regulations, 2015.

7.	AUTHORITY FOR THE BUY BACK

Pursuant to the provisions of Section 68, 69, 70 and all other applicable provisions, if any, of the Companies Act, and in accordance with Article 8.2 of the Articles of Association of the Company and subject to the provisions of the Buyback Regulations, and from any other statutory and/ or regulatory authority, as may be required and which may be agreed to by the Board and/ or any committee thereof, the Board of Directors at their meeting on April 20, 2016 passed resolutions approving the Buyback.

8.	NECESSITY OF THE BUY BACK

The Buyback is being undertaken by the Company to return surplus funds to the equity shareholders, which are over and above its ordinary capital requirements and in excess of any current investment plans, in an expedient, effective and cost efficient manner. The Buyback is being undertaken for the following reasons:

I.	The Buyback will help the Company to distribute surplus cash to its shareholders holding Equity Shares broadly in proportion to their shareholding, thereby, enhancing the overall return to shareholders;

II.	The Buyback, which is being implemented through the tender offer route as prescribed under the Buyback Regulations, would involve a reservation of upto 15% of the Buyback Size for small shareholders. The Company believes that this reservation of upto 15% for small shareholders would benefit a large number of public shareholders, who would get classified as “Small Shareholders”;

III.	The Buyback would help in improving financial ratios like earnings per share and return on equity, by reducing the equity base of the Company; and

IV.	The Buyback gives an option to the Eligible Sellers to either choose to participate in the Buyback and receive cash in lieu of their Equity Shares which are accepted under the Buyback or choose not to participate in the Buyback and get a resultant increase in their percentage shareholding in the Company post the Buyback, without additional investment.

9.	MANAGEMENT DISCUSSION AND ANALYSIS AND THE LIKELY IMPACT OF BUY BACK ON THE COMPANY

I.	The Buyback is not likely to cause any material impact on the profitability/ earnings of the Company except a reduction in the amount available for investment, which the Company could have otherwise deployed towards generating investment income. Assuming that the response to the Buyback is to the extent of 100% (full acceptance) from all the Equity Shareholders up to their Buyback Entitlement, the funds deployed by the Company towards the Buyback would be Rs. 25,00,00,00,000/- (Rupees Two Thousand and Five Hundred Crores only).

II.	In terms of the Buyback Regulations, under the tender offer route, the Promoters and Promoter Group of the Company have the option to participate in the Buyback. In this regard, the Promoter and Promoter Group have expressed their intention vide their letters dated April 20, 2016, to participate in the Buyback and offer up to an aggregate maximum number of 1,78,03,22,764 Equity Shares or such lower number of shares as required in compliance with the Buyback Regulations/terms of the Buyback.

Please see below the maximum number of Equity Shares to be tendered by each of the Promoter and Promoter Group in the Buyback:

Sr. No.	Name of the Promoter and Promoter Group entity	Maximum Number of Equity Shares intended to be offered
1.	Azim H Premji	6,17,05,400
2.	Yasmeen A Premji	10,62,666
3.	Rishad Azim Premji	6,86,666
4.	Tariq Azim Premji	2,65,000
5.	Mr. Azim Hasham Premji Partner Representing Hasham Traders	37,09,56,000
6.	Mr. Azim Hasham Premji Partner Representing Prazim Traders	45,29,06,791
7.	Mr. Azim Hasham Premji Partner Representing Zash Traders	45,16,19,790
8.	Hasham Investment and Trading Co. Private Limited	5,62,998
9.	Azim Premji Philanthropic Initiatives Private Limited (1)	1,08,43,333
10.	Azim Premji Trust (2)	42,97,14,120

Total		1,78,03,22,764

Note:

1.	Mr. Azim H Premji has disclaimed the beneficial ownership of shares held by M/s Azim Premji Philanthropic Initiatives Private Limited
2.	Mr. Azim H Premji has disclaimed the beneficial ownership of shares held by M/s Azim Premji Trust.

In order to augment more funds for advancing their philanthropic objectives, APPI and APT wish to maximize the acceptance of the Equity Shares held by them in the Buyback against the entitlement available to the Promoter and Promoter Group. In this regard, it is proposed that in addition to the Equity Shares tendered by APPI and APT in the Buyback as part of their entitlement, APPI and APT will also tender additional Equity Shares beyond their entitlement. Such additional Equity Shares tendered by APPI and APT will first be accepted against the entitlements of the other Promoter and Promoter Group entities of the Company, to the extent that these other Promoter and Promoter Group entities do not tender Equity Shares as part of their entitlement in the Buyback, and then, if any Equity Shares tendered by APPI and APT are left to be bought back, the same shall be accepted in the manner specified in Regulation 9(7) of the Buyback Regulations.

In this regard, APPI and APT, vide letters dated May 30, 2016, have confirmed that they (i) will tender Equity Shares against their full entitlement in the Buyback; (ii) will tender Equity Shares against any entitlement of the other Promoter and Promoter Group shareholders, in case such other Promoter and Promoter Group shareholders do not tender their Equity Shares against such entitlement in the Buyback; (iii) also intend to tender additional Equity Shares upto 1,08,43,333 Equity Shares for APPI (constituting 0.44% Equity Shares outstanding in the Company) and 42,97,14,120 Equity Shares for APT (constituting 17.39% Equity Shares outstanding in the Company), against Equity Shares left to be bought back for being accepted in the manner specified in Regulation 9(7) of the Buyback Regulations.

Furthermore, the other Promoter and Promoter Group shareholders, vide letters dated May 30, 2016 and June 1, 2016, have confirmed (i) their no objection to APPI and APT tendering Equity Shares against the entitlement of the other Promoter and Promoter Group shareholders in the Buyback; (ii) that in the event, APPI and APT do not tender Equity Shares against the entitlement of the other Promoter and Promoter Group shareholders, the other Promoter and Promoter Group shareholders will tender Equity Shares against their full entitlement in the Buyback. In such circumstances, the other Promoter and Promoter Group shareholders have also expressed their intention to tender additional Equity Shares upto the maximum number of Equity Shares to be tendered by each of them as given in the table hereinabove, against Equity Shares left to be bought back, for being accepted in the manner specified in Regulation 9(7) of the Buyback Regulations.

SSB & Associates, Chartered Accountants, vide their letter dated June 1, 2016, have certified that there will not be any difference in the aggregate amount of income tax liability of the Promoter and Promoter Group shareholders under the Income-Tax Act 1961, irrespective of whether the Equity Shares are bought back under the Buyback individually from each Promoter and Promoter Group shareholder to the extent of his/ its full entitlement or the Equity Shares are bought back from APPI and APT to the full extent of the entire Promoter and Promoter Group shareholders in case other Promoter and Promoter Group shareholders do not participate in the Buyback

Details of the date and price of acquisition of the Equity Shares that the Promoters intend to tender are set-out below:

i.	Azim H Premji

Date of Transaction	Nature of Transaction	Number of Equity Shares	Face Value (Rs.)	Issue / Acquisition Price (Rs.)	Consideration (Cash, other than cash etc.)
January 22, 1998	Bonus	61,70,540(1)	2	—	—
June 29, 2004	Bonus	1,23,41,080	2	—	—
August 24, 2005	Bonus	1,85,11,620	2	—	—
June 17, 2010	Bonus	2,46,82,160	2	—	—

Total		6,17,05,400

Note:

1.	Originally allotted 12,34,108 equity shares of Rs. 10/- each as bonus shares and subsequently adjusted for split into shares of face value of Rs. 2/- each as on the record date on October 14, 1999.

ii.	Yasmeen A Premji

Date of Transaction	Nature of Transaction	Number of Equity Shares		Face Value (Rs.)	Issue / Acquisition Price (Rs.)	Consideration (Cash, other than cash etc.)
June 30, 1997	Gift	3,200	(1)	2	—	—
January 22, 1998	Bonus	46,400	(2)	2	—	—
February 24, 2000	Gift	40,000		2	—	—
June 29, 2004	Bonus	2,19,200		2	—	—
August 24, 2005	Bonus	3,28,800		2	—	—
June 17, 2010	Bonus	4,25,066		2	—	—

Total		10,62,666

Note:

1.	Originally received 640 equity shares of Rs. 10/- each as gift and subsequently adjusted for split into shares of face value of Rs. 2/- each as on the record date on October 14, 1999
2.	Originally allotted 9,280 equity shares of Rs. 10/- each as bonus shares and subsequently adjusted for split into shares of face value of Rs. 2/- each as on the record date on October 14, 1999.

iii.	Rishad Azim Premji

Date of Transaction	Nature of Transaction	Number of Equity Shares	Face Value (Rs.)	Issue / Acquisition Price (Rs.)	Consideration (Cash, other than cash etc.)
August 24, 2005	Bonus	3,08,000	2	—	—
June 17, 2010	Bonus	3,78,666	2	—	—

Total		6,86,666

iv.	Tariq Azim Premji

Date of Transaction	Nature of Transaction	Number of Equity Shares		Face Value (Rs.)	Issue / Acquisition Price (Rs.)	Consideration (Cash, other than cash etc.)
June 30, 1997	Gift	26,500	(1)	—	—	—
June 29, 2004	Bonus	53,000		2	—	—
August 24, 2005	Bonus	79,500		2	—	—
June 17, 2010	Bonus	1,06,000		2	—	—

Total		2,65,000

Note:

1.	Originally received 5,300 equity shares of Rs. 10/- each as gift and subsequently adjusted for split into shares of face value of Rs. 2/- each as on the record date on October 14, 1999.

v.	Mr. Azim Hasham Premji Partner Representing Hasham Traders

Date of Transaction	Nature of Transaction	Number of Equity Shares	Face Value (Rs.)	Issue / Acquisition Price (Rs.)	Consideration (Cash, other than cash etc.)
August 24, 2005	Bonus	15,34,50,000	2	—	—
June 17, 2010	Bonus	21,75,06,000	2	—	—

Total		37,09,56,000

vi.	Mr Azim Hasham Premji Partner Representing Prazim Traders

Date of Transaction	Nature of Transaction	Number of Equity Shares	Face Value (Rs.)	Issue / Acquisition Price (Rs.)	Consideration (Cash, other than cash etc.)
June 29, 2004	Bonus	6,39,99,500	2	—	—
August 24, 2005	Bonus	16,25,08,500	2	—	—
June 17, 2010	Bonus	21,66,78,000	2	—	—
March 19, 2013	Block Trade inter-se purchase from Hasham Traders	97,20,791	2	440.05	Cash

Total		45,29,06,791

vii.	Mr Azim Hasham Premji Partner Representing Zash Traders

Date of Transaction	Nature of Transaction	Number of Equity Shares	Face Value (Rs.)	Issue / Acquisition Price (Rs.)	Consideration (Cash, other than cash etc.)
June 29, 2004	Bonus	6,36,13,400	2	—	—
August 24, 2005	Bonus	16,21,22,400	2	—	—
June 17, 2010	Bonus	21,61,63,200	2	—	—
March 19, 2013	Block Trade inter-se purchase from Hasham Traders	97,20,790	2	440.05	Cash

Total		45,16,19,790

viii.	Hasham Investment and Trading Co. Private Limited

Date of Transaction	Nature of Transaction	Number of Equity Shares	Face Value (Rs.)	Issue / Acquisition Price (Rs.)	Consideration (Cash, other than cash etc.)
July 7, 2015	Shares received under court approved scheme of amalgamation	5,62,998	2	—	—

Total		5,62,998

ix.	Azim Premji Philanthropic Initiatives Private Limited (APPI)

Date of Transaction	Nature of Transaction	Number of Equity Shares		Face Value (Rs.)	Issue / Acquisition Price (Rs.)	Consideration (Cash, other than cash etc.)
June 15, 2005	Gift	22,80,500		2	—	—
August 24, 2005	Bonus	42,25,500		2	—	—
June 17, 2010	Bonus	43,37,333		2	—	—

Total		1,08,43,333	(1)

Note:

1.	Mr. Azim H Premji has disclaimed the beneficial ownership of shares held by M/s Azim Premji Philanthropic Initiatives Private Limited.

x.	Azim Premji Trust (APT)

Date of Transaction	Nature of Transaction	Number of Equity Shares		Face Value (Rs.)	Issue / Acquisition Price (Rs.)	Consideration (Cash, other than cash etc.)
December 7, 2010	Gift	13,41,87,120		2	—	—
February 22, 2013	Gift	29,55,27,000		2	—	—

Total		42,97,14,120	(1)

Note:

1.	Mr. Azim H Premji has disclaimed the beneficial ownership of shares held by M/s Azim Premji Trust.

III.	Assuming response to the Buyback is to the extent of 100% (full acceptance) from all the Equity Shareholders upto their Buyback Entitlement, the aggregate shareholding of the Promoter and Promoter Group post the Buyback may increase to 73.52% from 73.34% prior to the Buyback.

IV.	Assuming response to the Buyback is to the extent of 100% (full acceptance) from all the Equity Shareholders up to their Buyback Entitlement, the aggregate shareholding of the public and others post Buyback may decrease to 26.48% from 26.66% prior to the Buyback.

V.	The Buyback of Equity Shares shall not result in a change in control or otherwise affect the existing management structure of the Company.

VI.	Consequent to the Buyback and based on the number of Equity Shares bought back from the Non-Resident Shareholders, Indian financial institutions, banks, mutual funds and the public including other bodies corporate, the shareholding of each such person shall undergo a change.

VII.	The debt-equity ratio post Buyback shall be compliant with the permissible limit of 2:1 prescribed by the Companies Act even if the response to the Buyback is to the extent of 100% (full acceptance) from all the Equity Shareholders upto their Buyback Entitlement.

VIII.	The Buyback is not expected to impact growth opportunities for the Company.

IX.	The Promoter and Promoter Group of the Company shall not deal in the Equity Shares of the Company on Stock Exchanges or off market, including by way of inter-se transfer(s) of Equity Shares among the Promoter and Promoter Group during the period from the date of passing the board resolution till the closing of the Offer.

X.	The Company shall not raise further capital for a period of one year from the closure of the Buyback except in discharge of its subsisting obligations.

XI.	The Company shall not issue new shares or other specified securities including by way of bonus till the date of closure of the Buyback offer.

XII.	The Board of Directors of the Company, in its meeting dated April 20, 2016, recommended dividend of Rs. 1/- each per Equity Share subject to shareholder approval. Cash resources of the Company will reduce to the extent dividend is paid out by the Company.

XIII.	Salient financial parameters consequent to the Buyback based on the standalone audited financial statements as on March 31, 2016 are as under:

Parameters (based upon audited results for the year ended on March 31, 2016)	Pre Buyback	Post Buyback
Net Worth (Rs. in lakhs) (1)	40,90,520	38,40,520
Return on Net Worth (%) (2)	19.80%	21.09%
Earnings Per Share (in Rs.) (3)	32.97	33.51
Book Value per Equity Share (in Rs.) (5)	165.56	158.00
P/E as per latest audited financial results (6)	16.91	16.63

Total Debt/Equity Ratio (8)	0.16	0.17

Note:

(1)	Net Worth is excluding revaluation reserves and miscellaneous expenditure to the extent not written off
(2)	Return on Net Worth = Profit After Tax/ Net Worth (excluding revaluation reserves)
(3)	Earnings per Share = Profit After Tax / Average Number of Shares outstanding for the period
(4)	EPS post buyback is computed after reducing proposed buyback shares from average outstanding shares for the year
(5)	Book value per Share = Net Worth (excluding Revaluation Reserves) / Number of Shares at the end of the period
(6)	P/E as per latest audited financial results = Market Value per Share / Earnings per Share
(7)	Market value has been taken as Rs. 557.35 (price on NSE as of April 22, 2016 for both pre and post buyback) P/E ratio as public announcement was made on April 22, 2016
(8)	Total Debt/ Equity Ratio = Total Debt /Net Worth

10.	BASIS OF CALCULATING THE BUYBACK PRICE

I.	The Equity Shares of the Company are proposed to be bought back at a price of Rs. 625/- (Rupees Six Hundred and Twenty Five only) per Equity Share

II.	The Buyback Price of Rs. 625/- (Rupees Six Hundred and Twenty Five only) per Equity Share has been arrived at after considering various factors such as (i) the share price benchmarks on the NSE, the stock exchange where the maximum volume of trading in the Equity Shares is recorded, (ii) the net worth of the Company, and (iii) the impact on the earnings per Equity Share.

III.	The Buyback Price represents a premium of 14.79% over the volume weighted average market price of the Equity Shares on the NSE for the 3 months preceding the date of intimation to the Stock Exchanges of the Board Meeting to consider the proposal of the Buyback and 11.81% over the volume weighted average market price of the Equity Shares on the NSE for the 2 weeks preceding the date of intimation to the Stock Exchanges of the Board Meeting to consider the proposal of the Buyback. The closing market price of the Equity Shares as on the date of intimation of the Board Meeting for considering the Buyback, being April 12, 2016, was Rs. 569.55 on NSE and Rs. 568.20 on the BSE respectively.

IV.	The Buyback Price is higher by 277.51% of the book value per Equity Share of the Company, which as of March 31, 2016 was Rs. 165.56 per Equity Share.

V.	The earnings per Equity Share of the Company prior to the Buyback, as on March 31, 2016 was Rs. 32.97 per Equity Share. Assuming full acceptance under the Buyback the earnings per Equity Share of the Company will be Rs. 33.51 per Equity Share post the Buyback.

VI.	The return on networth of the Company was 19.80% as on March 31, 2016 which will increase to 21.09% post Buyback assuming full acceptance of the Buyback.

11.	SOURCES OF FUNDS FOR THE BUY BACK

I.	Assuming full acceptance, the funds that would be utilized by the Company for the purpose of the Buyback would be Rs. 25,00,00,00,000/- (Rupees Two Thousand Five Hundred Crores only).

II.	The funds for the Buyback will be sourced from current balances of cash and cash equivalents and/ or internal accruals of the Company. The Company does not intend to raise additional debt for the explicit purposes of the Buyback. Thus, borrowed funds will not be used for the Buyback.

III.	This Buyback is not likely to cause any material impact on the earnings of the Company, except for the cost of financing the Buyback, being a reduction in the treasury income that the Company could have otherwise earned on the funds deployed

12.	DETAILS OF THE ESCROW ACCOUNT AND THE AMOUNT DEPOSITED THEREIN

I.	In accordance with the with Regulation 10 of the Buyback Regulations, the Company has appointed Axis Bank Limited as the Escrow Agent for the aforementioned Buyback, and the Company, the Manager to the Offer and the Escrow Agent have entered into an Escrow Agreement dated April 28, 2016 pursuant to which the Escrow Account in the name and style “Wipro-Buy-Back of Equity Shares-Escrow A/c” bearing account number 916020023108378 has been opened with the Escrow Agent. The Manager has been empowered to operate the Escrow Account in accordance with the Buyback Regulations. In accordance with Regulation 10 of the Buyback Regulations, the Company undertakes to deposit the applicable amount in the Escrow Account and issue a bank guarantee in favor of the Manager to the Offer on or before the opening the Buyback Offer.

II.	The Company has adequate and firm financial resources to fulfill the obligations under the Buyback and the same has been certified by M/s. Appaji & Co., Chartered Accountants, having its office at Flat 201, Mounica Royale Apts, Sarjapur Road, Kaiokondrahalli, Bangalore- 560103, India (Telephone: +91 9731444455; Membership No.: 214156; Firm Registration No.: 014147S), vide a certificate dated April 26, 2016.

III.	Based on the aforementioned certificate, the Manager to the Buyback confirms that it is satisfied that firm arrangements for fulfilling the obligations under the Buyback are in place and that the Company has the ability to implement the Buyback in accordance with the Buyback Regulations.

13.	CAPITAL STRUCTURE AND SHAREHOLDING PATTERN

I.	The present capital structure of the Company is as follows :

(Rs. In Lakhs)

Sr. No.	Particulars	Pre Buyback
1	Authorized Share Capital:
	2,91,75,00,000 Equity Shares of Rs. 2 each	58,350
	2,50,00,000 10.25% Redeemable Cumulative Preference Shares of Rs. 10 each	2,500
	1,50,000 10% Optionally Convertible Cumulative Preference Shares of Rs. 100 each	150

	Total	61,000

2	Issued, Subscribed and Paid-up Capital:
	2,47,07,13,290 Equity Shares of Rs. 2 each (1)	49,414

	Total	49,414

Note:

1.	4,86,61,452 equity shares represent underlying equity shares against ADRs outstanding as at March 31, 2016

II.	Assuming full acceptance in the Buyback, the capital structure of the Company post Buyback would be as follows :

(Rs. In Lakhs)

Sr. No.	Particulars	Post Buyback
1	Authorized Share Capital:
	2,91,75,00,000 Equity Shares of Rs. 2 each	58,350
	2,50,00,000 10.25% Redeemable Cumulative Preference Shares of Rs. 10 each	2,500
	1,50,000 10% Optionally Convertible Cumulative Preference Shares of Rs. 100 each	150

	Total	61,000

2	Issued, Subscribed and Paid-up Capital:
	2,43,07,13,290 Equity Shares of Rs. 2 each	48,614

	Total	48,614

III.	The Company did not implement any Buyback programme in the last three years.

IV.	There are no partly paid up equity shares

V.	There are no outstanding instruments convertible into Shares except as on March 31, 2016, there are 1,10,21,937 outstanding ESOPs/ RSUs granted by the Company.

VI.	There are no amount under calls in arrears

VII.	The shareholding pattern of the Company pre Buyback as on date of the publication of the Public Announcement i.e. April 22, 2016 as well as post Buyback is as follows:

Category of Shareholder	Pre Buyback		Post Buyback (1)
	Number of Shares	% to the existing Equity Share capital	Number of Shares	% to post Buyback Equity Share capital
Promoter and Promoter Group	1,81,20,22,464	73.34	1,78,69,47,804	73.52
Foreign Investors (Including ADRs, Non-Resident Indians, FIIs, FPIs, Foreign Nationals, and Overseas Corporate Bodies)	34,79,67,073	14.08	64,37,65,486	26.48
Financial Institutions/Banks, NBFCs & Mutual Funds	11,07,61,695	4.48
Others (Public, Bodies Corporate, Clearing Members, Trusts and HUF)	19,99,62,058	8.10

Total	2,47,07,13,290	100.00	2,43,07,13,290	100.00

1.	Assuming response to the Buyback is to the extent of 100% (full acceptance) from all the Equity Shareholders of the Equity Shares up to their Buyback Entitlement.

VIII.	There is no pending scheme of amalgamation or compromise or arrangement pursuant to any provisions of the Companies Act.

IX.	Assuming response to the Buyback is to the extent of 100% (full acceptance) from all the Equity Shareholders upto their Buyback Entitlement, the aggregate shareholding of the Promoter and Promoter Group post the Buyback may increase to 73.52% from 73.34% prior to the Buyback.

X.	No Equity Shares were either purchased or sold by the Promoter and/ or Promoter Group, the directors of the Promoter and/ or Promoter Group where the Promoter/ Promoter Group is a company, and/ or persons who are in control of the Company during a period of six months preceding the date of the Board meeting i.e. April 20, 2016 at which the Board approved the proposal for Buyback and twelve months preceding the date of the Public Announcement i.e. April 21, 2016. However, Mr. Pagalthivarthi Srinivasan has been allotted 19,807 Equity Shares and 11,212 Equity Shares on October 12, 2015 and June 1, 2015 respectively pursuant to exercise of his stock options at an exercise price of Rs. 2/- per Equity Share. Further, pursuant to Scheme of Amalgamation approved by the Hon’ble High Court of Karnataka, vide its order dated March 26, 2015, the Equity Shares held by Napean Trading and Investment Company Private Limited, Vidya Investment and Trading Company Private Limited and Regal Investments and Trading Company Private Limited aggregating to 562,998 Equity Shares have been transferred to Hasham Investment and Trading Co. Private Limited on July 7, 2015. Since the transfer was pursuant to a Scheme of Amalgamation, there is no market price for the same.

14.	BRIEF INFORMATION OF THE COMPANY

I.	History of the Company

Wipro Limited (“Wipro” or “Company”), an Indian company incorporated on December 29, 1945, is a global information technology, consulting and outsourcing company. Wipro has a workforce of over 170,000, serving clients in 175+ cities across six continents. The name of the Company was changed from Western India Vegetable Products Limited to Wipro Products Limited on June 7, 1977, and subsequently to Wipro Limited on April 28, 1984.The Company has its registered office situated at Doddakannelli, Sarjapur Road, Bangalore-560 035, India. The Company has shifted its registered office from the State of Maharashtra to the State of Karnataka on July 10, 1996. The equity shares of the Company were listed in the year 1995 on the NSE (Code: Wipro) and an application for listing of equity shares was filed with BSE in the year 1946-47 (Code: 507685). The ADRs of the Company were listed on NYSE (Code: WIT) in the year 2000.

II.	Growth of Business

For the financial years ended March 31, 2016, 2015 and 2014, the Company recorded total income of Rs. 47,46,059 lakhs, Rs. 43,70,881 lakhs and Rs. 40,36,840 lakhs respectively, and profit after tax of Rs. 8,09,902 lakhs, Rs. 8,19,313 lakhs, and Rs. 7,38,738 lakhs respectively.

III.	The details of changes in the share capital of the Company since incorporation as certified by the Company is as follows:

Date of Allotment	Number of Equity Shares	Face Value (Rs.)	Issue Price (Rs.)		Nature of consideration	Cumulative Number of Equity Shares	Cumulative paid-up share capital (Rs.)
January 22, 1946	550	100	100		Cash	550	55,000
January 22, 1946	7,300	100	100		Cash	7,850	7,85,000
April 12, 1946	9,150	100	100		Cash	17,000	17,00,000
March 31, 1971	5,667	100	NA		Bonus(1)	22,667	22,66,700
July 4, 1980	22,667	100	NA		Bonus(2)	45,334	45,33,400
March 12, 1985	1,500	100	100		Cash	46,834	46,83,400
May 7, 1985	45,334	100	NA		Bonus(3)	92,168	92,16,800
March 24, 1987	—	10	NA		Stock Split(4)	9,21,680	92,16,800
June 30, 1987	9,21,680	10	NA		Bonus(5)	18,43,360	1,84,33,600
January 15, 1990	18,43,360	10	NA		Bonus(6)	36,86,720	3,68,67,200
November 23, 1992	36,86,720	10	NA		Bonus(7)	73,73,440	7,37,34,400
July 7, 1995	2,65,105	10	NA		Merger(8)	76,38,545	7,63,85,450
July 7,1995	76,38,545	10	NA		Bonus(9)	1,52,77,090	15,27,70,900
December 4, 1997	3,05,54,180	10	NA		Bonus(10)	4,58,31,270	45,83,12,700
October 14, 1999	—	2	NA		Stock Split(11)	22,91,56,350	45,83,12,700
October 19, 2000 October 30, 2000	27,50,000 4,12,500	2	$41.375 per share	(12)	Cash(13)	23,19,06,350 23,23,18,850	46,38,12,700 46,46,37,700
October 31, 2000 –March 31, 2001	1,14,169	2	2		Cash(14)	23,24,33,019	46,48,66,038
April 1, 2001-March 31, 2002	32,670	2	2		Cash(15)	23,24,65,689	46,49,31,378
April 1, 2002-March 31, 2003	98,303	2	2		Cash(16)	23,25,63,992	46,51,27,984
April 1, 2003-March 31, 2004	1,95,160	2	2		Cash(17)	23,27,59,152	46,55,18,304
April 1, 2004-June 28, 2004	56,478	2	2		Cash(18)	23,28,15,630	46,56,31,260
June 29, 2004	46,56,31,260	2	NA		Bonus(19)	69,84,46,890	1,39,68,93,780
June 30, 2004-March 31, 2005	51,23,632	2	2		Cash(20)	70,35,70,522	1,40,71,41,044
April 1, 2005-August 23, 2005	23,23,052	2	2		Cash(21)	70,58,93,574	1,41,17,87,148
August 24, 2005	70,58,93,574	2	NA		Bonus(22)	1,41,17,87,148	2,82,35,74,296
August 25, 2005-March 31, 2006	1,39,67,119	2	2		Cash(23)	1,42,57,54,267	2,85,15,08,534
April 1, 2006-March 31, 2007	3,32,45,383	2	2		Cash(24)	1,45,89,99,650	2,91,79,99,300
April 1, 2007-March 31, 2008	24,53,670	2	2		Cash(25)	1,46,14,53,320	2,92,29,06,640
April 1, 2008 to March 25, 2009	25,58,623	2	2		Cash(26)	1,46,40,11,943	2,92,80,23,886
March 26, 2009	9,68,803	2	2		Cash(27)	1,46,49,80,746	2,92,99,61,492
April 1, 2009 to June 16, 2010	46,66,940	2	2		Cash(28)	1,46,96,47,686	2,93,92,95,372
June 17, 2010	97,97,65,124	2	NA		Bonus(29)	2,44,94,12,810	4,89,88,25,620
June 18, 2010 to March 31, 2011	49,96,335	2	2		Cash(30)	2,45,44,09,145	4,90,88,18,290
April 1, 2011 to March 31, 2012	43,47,083	2	2		Cash(31)	2,45,87,56,228	4,91,75,12,456
April 1, 2012 to March 31, 2013	41,78,502	2	2		Cash(32)	2,46,29,34,730	4,92,58,69,460
April 1, 2013 to March 31, 2014	33,82,543	2	2		Cash(33)	2,46,63,17,273	4,93,26,34,546
April 1, 2014 to March 31, 2015	27,25,765	2	2		Cash(34)	2,46,90,43,038	4,93,80,86,076
April 1, 2015 to March 31, 2016	16,70,252	2	2		Cash(35)	2,47,07,13,290	4,94,14,26,580

Notes:

(1)	Bonus issue in the ratio 1:3 authorised by the Shareholders through a special resolution passed in Annual General Meeting of the Shareholders of the Company held on September 30,1970. Bonus issue was undertaken through capitalisation of the General Reserves of the Company.
(2)	Bonus issue in the ratio 1:1 authorised by the Shareholders through a special resolution passed at the Extra Ordinary General Meeting of the Shareholders of the Company held on January 22,1980. Bonus issue was undertaken through capitalisation of the General reserves of the Company

(3)	Bonus issue in the ratio 1:1 authorised by the Shareholders through a special resolution passed in the Annual General Meeting of the Shareholders of the Company held on December 28, 1984. Bonus issue was undertaken through capitalisation of the General Reserves of the Company
(4)	Upon subdivision of equity shares of Face Value of Rs. 100 each to Rs. 10 approved by Shareholders at the Annual General Meeting of the Company dated December 29, 1986.
(5)	Bonus issue in the ratio 1:1 authorised by the Shareholders through a special resolution passed in the Extraordinary General Meeting of the Shareholders of the Company held on April 29, 1987. Bonus issue was undertaken through capitalisation of the General Reserves of the Company.
(6)	Bonus issue in the ratio 1:1 authorised by the Shareholders through a special resolution passed in the Annual General Meeting of the Shareholders of the Company held on August 29,1989. Bonus issue was undertaken through capitalisation of the General Reserves of the Company.
(7)	Bonus issue in the ratio 1:1 authorised by the Shareholders through a special resolution passed in the Annual General Meeting of the Shareholders of the Company held on July 16, 1992. Bonus issue was undertaken through capitalisation of the General Reserves of the Company.
(8)	2,65,105 Equity Shares were allotted to the existing shareholders of Wipro Infotech Ltd. and Wipro Systems Ltd. pursuant to the scheme of amalgamation between these Companies, and Wipro Limited, and their respective shareholders (the “Scheme of Amalgamation”) which was approved by The High Court of Judicature at Bombay vide their order dated June 15, 1995.
(9)	Bonus issue in the ratio 1:1 authorised by the Shareholders through a resolution passed in the Extraordinary General Meeting of the Shareholders of the Company held on January 27,1995. Bonus issue was undertaken through capitalisation of the General Reserves of the Company.
(10)	Bonus issue in the ratio 2:1 authorised by the Shareholders through a special resolution passed in the Annual General Meeting of the Shareholders of the Company held on September 4, 1997. Bonus issue was undertaken through capitalisation of the General Reserves of the Company.
(11)	Upon subdivision of equity shares of Face Value of Rs. 10 each to Rs.2 approved by Shareholders at the Annual General Meeting of the Company dated July 29, 1999.
(12)	The conversion rate of 1 US$ being INR 46.45 as per the ADR prospectus.
(13)	ADRs were issued in Year 2000 at issue price of $41.375/Share with a face value of Rs. 2 (converted to $). Rs. 57,964 lakhs was credited to Share Premium Account of Wipro Limited.
(14)	1,14,169 equity shares of the Company allotted to various employees of the Company pursuant to various stock option plans of the Company at an exercise price of Rs.2/share
(15)	32,670 equity shares of the Company allotted to various employees of the Company pursuant to various stock option plans of the Company at an exercise price of Rs.2/share
(16)	98,303 equity shares of the Company allotted to various employees of the Company pursuant to various stock option plans of the Company at an exercise price of Rs.2/share
(17)	1,95,160 equity shares of the Company allotted to various employees of the Company pursuant to various stock option plans of the Company at an exercise price of Rs.2/share
(18)	56,478 equity shares of the Company allotted to various employees of the Company pursuant to various stock option plans of the Company at an exercise price of Rs.2/share
(19)	Bonus issue in the ratio 2:1 authorised by the Shareholders through a special resolution passed in the Annual General Meeting of the Shareholders of the Company held on June 11, 2004. Bonus issue was undertaken through capitalisation of the General reserves of the Company.
(20)	51,23,632 equity shares of the Company allotted to various employees of the Company pursuant to various stock option plans of the Company at an exercise price of Rs.2/share
(21)	23,23,052 equity shares of the Company allotted to various employees of the Company pursuant to various stock option plans of the Company at an exercise price of Rs.2/share
(22)	Bonus issue in the ratio 1:1 authorised by the Shareholders through a special resolution passed in the Annual General Meeting of the Shareholders of the Company held on July 21, 2005. Bonus issue was undertaken through capitalisation of the Capital Redemption Reserve and part of the Share Premium of the Company.
(23)	1,39,67,119 equity shares of the Company allotted to various employees of the Company pursuant to various stock option plans of the Company at an exercise price of Rs.2/share
(24)	3,32,45,383 equity shares of the Company allotted to various employees of the Company pursuant to various stock option plans of the Company at an exercise price of Rs.2/share
(25)	24,53,670 equity shares of the Company allotted to various employees of the Company pursuant to various stock option plans of the Company at an exercise price of Rs.2/share
(26)	25,58,623 equity shares of the Company allotted to various employees of the Company pursuant to various stock option plans of the Company at an exercise price of Rs.2/share
(27)	9,68,803 Equity Shares were allotted to the shareholders of MPact Technology Services Pvt. Ltd., MPower Software Services (India) Pvt Ltd. and CMango India Pvt. Ltd. pursuant to the scheme of amalgamation between these companies, Wipro Limited, and their respective shareholders, which was approved by the High Court of Karnataka vide order dated January 10, 2008 and High Court of Judicature at Bombay vide order dated March 14,2008.
(28)	46,66,940 equity shares of the Company allotted to various employees of the Company pursuant to various stock option plans of the Company at an exercise price of Rs.2/share
(29)	Bonus issue in the ratio 2:3 authorised by the shareholders of the Company through Postal Ballot on June 4, 2010. Bonus issue was undertaken through capitalisation of the Securities Premium of the Company.
(30)	49,96,335 equity shares of the Company allotted to various employees of the Company pursuant to various stock option plans of the Company at an exercise price of Rs.2/share
(31)	43,47,083 equity shares of the Company allotted to various employees of the Company pursuant to various stock option plans of the Company at an exercise price of Rs.2/share
(32)	41,78,502 equity shares of the Company allotted to various employees of the Company pursuant to various stock option plans of the Company at an exercise price of Rs.2/share
(33)	33,82,543 equity shares of the Company allotted to various employees of the Company pursuant to various stock option plans of the Company at an exercise price of Rs.2/share
(34)	27,25,765 equity shares of the Company allotted to various employees of the Company pursuant to various stock option plans of the Company at an exercise price of Rs.2/share
(35)	16,70,252 equity shares of the Company allotted to various employees of the Company pursuant to various stock option plans of the Company at an exercise price of Rs.2/share

IV.	The Details of the Board of Directors of the Company as on date of publication of Public Announcement i.e. April 22, 2016 are as follows:

Name and Age of the Director	Designation	Qualifications	Date of Appointment/ Reappointment	Directorships in Other Companies and Bodies Corporate
Mr. Azim Hasham Premji Age: 70	Chairman and Managing Director	Graduate in Electrical Engineering, Stanford University	September 1, 1968	•	Wipro Enterprises Private Limited
				•	Wipro GE Healthcare Private Limited
				•	Prazim Trading and Investment Co. Private Limited
				•	Zash Investment and Trading Co. Private Limited
				•	Tarish Investment and Trading Co. Private Limited
				•	Hasham Investment and Trading Co. Private Limited
				•	Azim Premji Philanthropic Initiatives Private Limited
				•	Hasham Premji Private Limited
				•	Azim Premji Safe Deposit Company Private Limited
				•	Azim Premji Custodial and Management Services Private Limited
				•	Azim Premji Trust Services Private Limited
				•	Azim Premji Trustee Company Private Limited
				•	Azim Premji Foundation For Development
				•	Azim Premji Foundation

Mr. N Vaghul Age: 79	Independent Director	B.Com (Hons)	June 9, 1997	•	Universal Trustees Private Limited
				•	Piramal Enterprises Limited
				•	Piramal Finance Private Limited
				•	Apollo Hospitals Enterprise Limited
				•	Mahindra World City Developers Limited
				•	IKP Trusteeship Services Private Limited
				•	Give Foundation
				•	Pratham Education Foundation
				•	Arcelor Mittal
				•	Institute for Policy Research Studies
				•	Institute for Financial Management and Research

Dr. Ashok Sekhar Ganguly Age: 80	Independent Director	MS and PHD B.Sc(Hons)	January 1, 1999	• •	Dr. Reddy’s Laboratories Limited ABP Private Limited

Mr. M K Sharma Age: 68	Independent Director	BA, BL, PGDPM, Diploma In Labour Law	July 1, 2011	•	Asian Paints Limited
				•	Gwalior Webbing Co. Private Limited
				•	Indian School of Business
				•	Blue Star Limited
				•	Atria Convergence Technologies Private Limited
				•	Anglo Scottish Education Society Limited
				•	ICICI Bank Limited
				•	East India Investment Co. Private Limited
				•	Cathedral Welfare Trust
				•	United Spirits Limited
				•	Cello Writing Aids Private Limited
				•	Cello Plastic Products Private Limited
				•	Cello Pens Private Limited

Dr. Jagdish N Sheth Age: 77	Independent Director	B.Com(Hons), PHD in Behavioural Sciences	January 1, 1999	•	Incore Corporate Education India Private Limited
				•	Academy of Indian Marketing Professionals
				•	India, China, America Institute (NPO)
				•	World Affairs Council of Atlanta (NPO)
				•	Community Foundation of Greater Atlanta
				•	Sheth Marketing Academy, Inc
				•	Sheth Leadership Academy (Singapore)

Name and Age of the Director	Designation	Qualifications	Date of Appointment/ Reappointment	Directorships in Other Companies and Bodies Corporate
Private Limited

				•	Incore, Inc

Mr. T.K.Kurien Age: 57	Executive Vice- Chairman	Chartered Accountant	February 1, 2011	•	Catalyst Inc (NPO)
Mr. William Arthur Owens Age: 75	Independent Director	MBA(hons) B.S(Mathematics) B.A. and M.A. in Politics, Philosophy and Economics	July 1, 2006	•	CenturyLink
				•	Yangtze Holding
				•	Red Bison Advisory Group LLC
				•	Humm Kombucha
				•	Sarcos
				•	Eastern Airlines

Mr. Vyomesh Joshi Age: 62	Independent Director	Masters Degree in Electrical Engineering	October 1, 2012	•	Harris Corporation

Ms. Ireena Vittal Age: 47	Independent Director	Graduate Degree in Electronics and MBA	October 1, 2013	•	The Indian Hotels Company Limited
				•	Zomato Media Private Limited
				•	Vidhi Centre For Legal Policy
				•	Godrej Consumer Products Limited
				•	Snowcap Retail (India) Private Limited
				•	Compass Plc
				•	Tata Industries Limited
				•	Titan Company Limited
				•	Tata Global Beverages Limited
				•	Roots Corporation Limited

Mr. Rishad A Premji Age: 39	Executive Director and Chief Strategy Officer	MBA BA(Economics)	May 1, 2015	• • •	Wipro Enterprises Private Limited Azim Premji Foundation Wipro GE Healthcare Private Limited

Mr. Abidali Z Neemuchwala Age: 48	CEO and Executive Director	BE (Electronics and Communications) Masters in Industrial Management	February 1, 2016		—

Dr. Patrick John Ennis Age: 52	Independent Director	PHD, Mphil.(Physics) MBA BS(Mathematics & Physics)	April 1, 2016	• • •	Evolv Technology Benemilk Oy Centriq Corporation

Mr. Patrick Dupuis Age: 53	Independent Director	Graduated from the Ecole de Management de Lyon, France	April 1, 2016		—

V.	The details of changes in the Board of Directors during the last 3 years are as under:

Name of the Director	Appointment/Resignation	Effective Date	Reasons
Mr. Priya Mohan Sinha	Retired	July 25, 2013	Not opted for re-election
Mr. B C Prabhakar	Retired	July 23, 2014	Due to Director’s other Professional Commitments
Dr. Henning Kagermann	Resignation	June 30,2014	On account of regulatory restrictions in Germany
Mr. Shyam Saran	Resignation	July 23, 2014	Pre-occupation and other Professional Commitments
Mr. Suresh Senapaty	Retired	March 31, 2015	Retirement pursuant to superannuation
Ms. Ireena Vittal	Appointment	October 1, 2013	—
Mr. Rishad A Premji	Appointment	May 1,2015	—
Mr. Azim H Premji	Re-Appointment	July 31, 2015	—
Mr. T K Kurien	Re-Appointment	February 1, 2016	—
Dr. Jagdish N Sheth	Re-Appointment	August 1, 2015	New term
Mr. Abidali Z Neemuchwala	Appointment	February 1, 2016	—
Dr. Patrick John Ennis	Appointment	April 1, 2016	—
Mr. Patrick Dupuis	Appointment	April 1. 2016	—

VI.	The Buyback will not result in any benefit to any Directors of the Company/ Promoters and Promoter Group/ person in control of the Company/ group companies except to the extent of their intention to participate in the Buyback and the change in their shareholding as per the response received in the Buyback, as a result of the extinguishment of Equity Shares which will lead to a reduction in the Equity Share capital post Buyback

15.	FINANCIAL INFORMATION ABOUT THE COMPANY

I.	The salient financial information of the Company as extracted from the standalone audited financial statements for the last three years being March 31, 2016 (subject to the approval of equity shareholders in the upcoming annual general meeting), March 31, 2015 and March 31, 2014 as under:

(Rs. in lakhs unless stated otherwise)

Particulars	Year Ended
	March 31, 2016 (Audited)	March 31, 2015 (Audited)	March 31, 2014 (Audited)
Total Income	47,46,059	43,70,881	40,36,840

Total Expenses (Excluding Interest and Depreciation)	35,58,189	32,01,049	29,64,881

Interest	52,777	36,290	37,470

Depreciation	86,882	77,841	73,670

Profit before tax	10,48,210	10,55,700	9,60,818

Provision for tax (including Deferred Tax)	2,38,308	2,36,387	2,22,080

Profit/ (Loss) after tax	8,09,902	8,19,313	7,38,738

Equity Share Capital	49,414	49,369	49,320

Reserves & Surplus*	40,41,106	34,12,793	28,86,273

Networth*	40,90,520	34,62,163	29,35,593

Total debt (excluding working capital loans)	1,14,648	1,06,316	1,00,613

*	Excluding revaluation reserves and miscellaneous expenditure to the extent not written off

Key Financial Ratios

Particulars	Year Ended
	March 31, 2016 (Audited)	March 31, 2015 (Audited)	March 31, 2014 (Audited)
Key Ratios
Earnings per Share – Basic (Rs.)(1)	32.97	33.38	30.09

Earnings per Share – Diluted (Rs.)	32.91	33.28	30.01

Book Value Per Share (Rs.)(2)	165.56	140.22	119.03

Return on Net worth (%)(3)	19.80%	23.66%	25.16%

Debt-Equity Ratio(4)	0.16	0.17	0.15

Total Debt/ Net worth(5)	0.16	0.17	0.15

Note: Below are the formulae used for computation of the above ratios:

(1)	Earnings per Share = Profit After Tax/ Average Number of Shares outstanding for the period
(2)	Book value per Share = Net Worth (excluding Revaluation Reserves)/ Number of Shares at the end of the period
(3)	Return on Net Worth = Profit After Tax/ Net Worth (excluding revaluation reserves)
(4)	Debt-Equity Ratio = Total Debt/ Net Worth (excluding revaluation reserves)
(5)	Total Debt/ Net Worth = Total Debt/ Net Worth (excluding revaluation reserves)

II.	The Company shall comply with the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 2011, wherever and if applicable. The Company hereby declares that it has complied with sections 68, 69 and 70 of the Companies Act and the Companies (Share Capital and Debentures) Rules, 2014

16.	STOCK MARKET DATA

I.	The Equity Shares are currently listed and traded only on BSE and NSE.

II.	The high, low and average market prices in preceding three calendar years and the monthly high, low and average market prices for the six months preceding the date of publication of Public Announcement and the corresponding volumes on NSE (stock exchange where Company’s shares are most frequently traded) are as follows:

Period	High Price (Rs)	Date of High Price & Number of shares traded on that date	Low Price (Rs)	Date of Low Price & Number of shares traded on that date	Average Price (Rs)	Total Volume Traded in the period (No. of shares)
PRECEDING 3 YEARS
FY 16	636.45	April 1, 2015 (1,191,542)	507.90	February 29, 2016 (2,079,616)	560.82	356,746,879
FY 15	677.60	March 11, 2015 (2,285,766)	474.70	May 19, 2014 (3,612,336)	569.24	462,962,857
FY 14	611.00	February 26, 2014 (2,739,680)	314.85	May 31, 2013 (2,724,191)	462.87	517,654,675
PRECEDING 6 MONTHS
Mar 16	570.00	March 31, 2016 (3,875,911)	523.45	March 1, 2016 (1,725,272)	545.63	33,805,928
Feb 16	573.90	February 1, 2016 (1,506,973)	507.90	February 29, 2016 (2,079,616)	539.39	22,409,439
Jan 16	565.70	January 29, 2016 (1,450,233)	530.75	January 18, 2016 (1,693,486)	549.76	23,745,170
Dec 15	587.45	December 1, 2015 (1,725,073)	548.50	December 21, 2015 (1,163,941)	563.64	25,177,172
Nov 15	579.65	November 3, 2015 (1,056,986)	542.25	November 16, 2015 (1,110,826)	564.44	24,690,439
Oct 15	613.30	October 1, 2015 (3,500,187)	564.65	October 23, 2015 (1,859,286)	582.08	28,242,029

Source: nseindia.com

Note: High and Low price for the period are based on intra day prices and Average Price is based on average of closing price.

III.	The high, low and average market prices in preceding three calendar years and the monthly high, low and average market prices for the six months preceding the date of publication of Public Announcement and the corresponding volumes on BSE are as follows:

Period	High Price (Rs)	Date of High Price & Number of shares traded on that date	Low Price (Rs)	Date of Low Price & Number of shares traded on that date	Average Price (Rs)	Total Volume Traded in the period (No. of shares)
PRECEDING 3 YEARS
FY 16	635.70	April 1, 2015 (67,057)	508.90	February 29, 2016 (93,399)	560.68	2,63,51,582
FY 15	676.90	March 11, 2015 (2,00,774)	475.35	May 19, 2014 (4,47,885)	568.97	3,65,60,458
FY 14	610.50	February 26, 2014 (1,83,583)	315.30	May 31, 2013 (1,79,483)	462.82	5,64,49,065
PRECEDING 6 MONTHS
Mar 16	567.00	March 31, 2016 (45,848)	522.50	March 1, 2016 (49,448)	545.37	25,08,616
Feb 16	573.25	February 1, 2016 (58,134)	508.90	February 29, 2016 (93,399)	539.20	13,54,435
Jan 16	564.00	January 5, 2016 (72,168)	531.00	January 18, 2016 (154,996)	549.71	24,44,266
Dec 15	587.00	December 3, 2015 (80,076)	549.00	December 21, 2015 (63,307)	563.58	15,90,678
Nov 15	579.25	November 3, 2015 (22,743)	542.85	November 16, 2015 (30,440)	564.57	10,80,533
Oct 15	613.00	October 1, 2015 (1,03,504)	565.25	October 23, 2015 (1,20,643)	582.13	14,67,594

Source: bseindia.com

Note: High and Low price for the period are based on intra day prices and Average Price is based on average of closing price.

IV.	The closing market price of the Equity Shares on BSE and NSE as on April 18, 2016, being the working day previous to the day the Board approved the proposal for Buyback, was Rs. 589.15/- and Rs. 588.60/- respectively.

V.	The closing market price of the Equity Shares on BSE and NSE as on April 21, 2016, being the working day after to the day of resolution of the Board approving the proposal for Buyback, was Rs. 559.20/- and Rs. 558.85/- respectively.

VI.	The Company’s American Depositary Shares (“ADSs”), as evidenced by American Depositary Receipts (“ADRs”), are traded in the U.S. on the New York Stock Exchange (the “NYSE”) under the ticker symbol “WIT”

VII.	Separately, the volume weighted average closing price of the ADSs on the NYSE for 3 months and 2 weeks preceding the date of intimation of Board Meeting was US$11.73 (approx. Rs 778.43) and US$12.46 (approx. Rs 826.43) respectively. The closing price of the ADSs on the NYSE on date of intimation of board meeting, i.e. April 12, 2016 was US$12.50 (approx. Rs 829.38). The Indian Rupee amounts are based on the exchange rate of Rs.66.35/USD as on April 12, 2016 (Source: https://www.federalreserve.gov/releases/h10/hist/dat00_in.htm).

17.	DETAILS OF THE STATUTORY APPROVALS

I.	The Buyback is subject to approvals, if any, required under the provisions of the Companies Act, the Buyback Regulations, SEBI, and applicable rules and regulations as specified by RBI under FEMA and/ or such other applicable rules and regulations for the time being in force. As on date, there are no other statutory or regulatory approvals required to implement the Buyback other than those indicated above.

II.	Buyback from Non-Resident Shareholders will be subject to approvals, if any, of the appropriate authorities as applicable. Non-Resident Indians (“NRI”) and erstwhile Overseas Corporate Bodies (“OCB”) must obtain all approvals required to tender the Equity Shares held by them in this Buyback (including without limitation the approval from the RBI). It is the obligation of such non-resident shareholders, NRI, OCB shareholders, to obtain such approvals and submit such approvals along with the tender form, so as to enable them to tender equity shares in the buyback and for the Company to purchase such Equity Shares, tendered. The Company will have the right to make payment to the Eligible Sellers in respect of whom no prior RBI approval is required and not accept Equity Shares from the Eligible Sellers in respect of whom prior RBI approval is required in the event copies of such approvals are not submitted.

III.	If any statutory or regulatory approvals become applicable subsequently, the Buyback will be subject to such statutory or regulatory approvals. In the event that the receipt of any statutory/ regulatory approvals are delayed, changes to the proposed timetable of the Buyback, if any, shall be intimated to BSE, NSE and New York Stock Exchange.

18.	DETAILS OF THE REGISTRAR TO THE BUY BACK AND COLLECTION CENTRES

I.	REGISTRAR TO THE BUY BACK:

Karvy Computershare Private Limited

Karvy Selenium, Tower- B, Plot No 31 & 32., Financial district, Nanakramguda, Gachibowli,

Hyderabad, Telangana State, 500032, India.

Tel: +91 40 67162222

Fax: +91 40 23431551

Email: wipro.buybackoffer@karvy.com

Website: https://karisma.karvy.com

Contact Person: Mr. Mr. M. Murali Krishna

SEBI Regn. No.: INR00000021

Corporate Identity Number: U72400TG2003PTCO41636

II.	COLLECTION CENTRES:

Eligible Sellers are requested to submit their Form(s) and requisite documents either by registered post/ courier to the Registrar to the Buyback, super scribing the envelope as “Wipro Buyback Offer 2016”, or hand deliver the same to the head office of the Registrar.

THE TENDER FORM AND OTHER RELEVANT DOCUMENTS SHOULD NOT BE SENT TO THE COMPANY OR TO THE MANAGER TO THE BUYBACK.

19.	PROCESS AND METHODOLOGY FOR THE BUYBACK

I.	The Company proposes to Buyback not exceeding 4,00,00,000 fully paid-up Equity Shares from the Equity Shareholders as on the Record Date, on a proportionate basis, through the tender offer route at a price of Rs. 625/- (Rupees Six Hundred and Twenty Five only) per Equity Share, payable in cash for an aggregate amount of Rs. 25,00,00,00,000 (Rupees Two Thousand Five Hundred Crores only). The maximum number of Equity Shares proposed to be bought back represents 1.62% of the total paid-up equity share capital of the Company as at March 31, 2016. The Buyback is in accordance with the provisions of Section 68, 69, 70 and other applicable provisions, if any, of the Companies Act and in accordance with Article 8.2 of the Articles of Association of the Company and subject to Regulation 4(1)(a) and other applicable provisions contained in the Buyback Regulations and such other approvals, permissions and exemptions as may be required, from time to time from statutory authorities and/ or regulatory authorities, including but not limited to SEBI, and the RBI. The Buyback Size is 6.2% of the fully paid-up equity share capital and free reserves as per the latest audited standalone balance sheet of the Company for the financial year ended March 31, 2016 (the last standalone audited balance sheet available as on the date of the Board meeting approving the Buyback).

II.	The aggregate shareholding of the Promoter and Promoter Group as at the date of the Public Announcement is 1,81,20,22,464 Equity Shares which represents 73.34% of the existing equity share capital of the Company. In terms of the Buyback Regulations, under the tender offer route, the Promoters and Promoter Group of the Company have the option to participate in the Buyback. In this regard, the Promoter and Promoter group have expressed their intention vide their letters dated April 20, 2016 to participate in the Buyback and offer up to an aggregate maximum number of 1,78,03,22,764 Equity Shares or such lower number of shares as required in compliance with the Buyback Regulations/ terms of the Buyback

III.	In order to augment more funds for advancing their philanthropic objectives, APPI and APT wish to maximize the acceptance of the Equity Shares held by them in the Buyback against the entitlement available to the Promoter and Promoter Group. In this regard, it is proposed that in addition to the Equity Shares tendered by APPI and APT in the Buyback as part of their entitlement, APPI and APT will also tender additional Equity Shares beyond their entitlement. Such additional Equity Shares tendered by APPI and APT will first be accepted against the entitlements of the other Promoter and Promoter Group entities of the Company, to the extent that these other Promoter and Promoter Group entities do not tender Equity Shares as part of their entitlement in the Buyback, and then, if any Equity Shares tendered by APPI and APT are left to be bought back, the same shall be accepted in the manner specified in Regulation 9(7) of the Buyback Regulations. For further details in this regard, please refer to section titled “Management Discussion And Analysis And The Likely Impact Of Buy Back On The Company” clause 9 (II) on page 12 of Letter of Offer.

IV.	Assuming response to the Buyback is to the extent of 100% (full acceptance) from all the Equity Shareholders upto their Buyback Entitlement, the aggregate shareholding of the Promoter and Promoter Group post the Buyback may increase to 73.52% from 73.34% prior to the Buyback.

V.	Record Date and Ratio of Buyback as per the Buyback Entitlement in each Category:

(a)	The Board in its meeting held on April 20, 2016 announced May 6, 2016 as Record Date for the purpose of determining the Buyback Entitlement and the names of the Equity Shareholders who are eligible to participate in the Buyback.

(b)

Holders of ADSs will be eligible to participate in the Buyback by submitting their ADSs to JP Morgan Chase Bank NA., as ADS Depositary (the “Depositary”) for cancellation and withdrawing the underlying Equity Shares no later than 12:00 p.m New York City time on May 4, 2016 so that they are holders of Equity Shares as of the Record Date (as defined below). Holders of ADSs will also need to establish a brokerage account in India prior to the Record Date to receive the withdrawn Equity Shares. Such holders will then be able to tender the Equity Shares, in the

Buyback in accordance with the terms of the Buyback. Prior to the Record Date, holders of ADSs will receive notice of the Buyback and information regarding surrendering the ADSs to the Depositary for cancellation and withdrawing the underlying Equity Shares so they can be eligible to participate in the Buyback. If an ADS holder withdraws the underlying Equity Shares, such holder will not be able to re-deposit the Equity Shares into the ADR program and receive ADSs in return, regardless of whether such holder participates in the Buyback. Equity Shares are not listed on, and cannot be sold on, a U.S. exchange. Furthermore, holders of ADSs may be subject to taxation in India upon submitting their ADSs for cancellation and also to the extent that the underlying Equity Shares are accepted in the Buyback. Holders of ADSs who decide to withdraw the underlying Equity Shares will be responsible for all related taxes, duties and fees, including fees payable to the Depositary to cancel the ADSs.

(c)	The Equity Shares to be bought back as a part of this Buyback are divided into two categories:

i.	Reserved category for Small Shareholders (“Reserved Category”); and

ii.	General Category for other Eligible Sellers (“General Category”).

(d)	As defined in the Buyback Regulations, Small Shareholder includes a shareholder, who holds shares whose market value, on the basis of closing price on the recognized stock exchange registering the highest trading volume, as on Record Date, is not more than Two Lakh Rupees. As on Record Date, the closing price on NSE was Rs. 533.10/-; Accordingly all Shareholders holding not more than 375 Equity Shares as on the Record Date are classified as ‘Small Shareholders’ for the purpose of the Buyback Offer.

(e)	Based on the above definition, there are 2,19,469 Small Shareholders in the Company with aggregate shareholding of 1,37,00,396 Equity Shares as on the Record Date, which constitutes 0.55% of the outstanding number of Equity Shares of the Company and 34.25% of the maximum number of Equity Shares which the Company proposes to buy back as a part of this Buyback.

(f)	In compliance with Regulation 6 of the Buyback Regulations, the reservation for the Small Shareholders, will be higher of:

(i)	Fifteen percent of the number of Equity Shares which the Company proposes to Buyback i.e. 15% of 4,00,00,000 Equity Shares which works out to 60,00,000 Equity Shares; or

(ii)	The number of Equity Shares entitled as per their shareholding as on Record Date i.e.(4,00,00,000/ 2,47,07,13,290) x 1,37,00,396 which works out to be 2,21,805 Equity Shares.

1.	All the outstanding fully paid-up Equity Shares have been used for computing the Buyback Entitlement of Small Shareholders since the Promoter and Promoter Group also intend to offer Equity Shares held by them in the Buyback.

2.	Based on the above and in accordance with Regulation 6 of the Buyback Regulations, 60,00,000 (Rounded off) fully paid-up Equity Shares have been reserved for Small Shareholders. Accordingly, General Category for all other Equity Shareholders shall consist of 3,40,00,000 Equity Shares.

(g)	Based on the above Buyback Entitlements, the ratio of Buyback for both categories is decided as below:

Category of Shareholders	Ratio of Buyback
Reserved category for Small Shareholders	60 Equity Shares out of every 137 fully paid-up Equity Shares held on the Record Date.

General category for all other Equity Shareholders	11 Equity Shares out of every 795 fully paid-up Equity Shares held on the Record Date.

VI.	Fractional Entitlements:

If the Buyback Entitlement under Buyback, after applying the above mentioned ratios to the Equity Shares held on Record Date, is not a round number (i.e. not in the multiple of 1 Equity Share), then the fractional entitlement shall be ignored for computation of Buyback Entitlement to tender Equity Shares in the Buyback for both categories of Eligible Sellers.

On account of ignoring the fractional entitlement, those Small Shareholders who hold 2 or less Equity Shares as on Record Date will be dispatched a Tender Form with zero entitlement. Such Small Shareholders are entitled to tender Additional Equity Shares as part of the Buyback Offer and will be given preference in the Acceptance of one Equity Share, if such Small Shareholders have tendered for Additional Equity Shares.

VII.	Basis of Acceptance of Equity Shares validly tendered in the Reserved Category for Small Shareholders:

Subject to the provisions contained in the LoF, the Company will accept the Equity Shares tendered in the Buyback by the Small Shareholders in the Reserved Category in the following order of priority:

(a)	Acceptance of 100% Equity Shares from Small Shareholders in the Reserved Category, who have validly tendered their Equity Shares to the extent of their Buyback Entitlement or the number of Equity Shares tendered by them, whichever is less.

(b)	Post the acceptance as described in Clause 19. (VII) (a) above, in case there are any Equity Shares left to be bought back from Small Shareholders in the Reserved Category, the Small Shareholders who were entitled to tender zero Equity Shares (on account of ignoring the fractional entitlement), and have tendered Additional Equity Shares as part of the Buyback, shall be given preference and one share each from the Additional Equity Shares applied by these Small Shareholders shall be bought back in the Reserved Category.

(c)	Post the acceptance as described in Clause 19. (VII) (a) and 19. (VII) (b) above, in case there are any Equity Shares left to be bought back in the Reserved Category, the Additional Equity Shares tendered by the Small Shareholders over and above their Buyback Entitlement, shall be accepted in proportion of the Additional Equity Shares tendered by them and the Acceptances per Small Shareholders shall be made in accordance with the Buyback Regulations, i.e. valid Acceptances per Small Shareholder shall be equal to the Additional Equity Shares validly tendered by the Small Shareholder divided by the total Additional Equity Shares validly tendered and multiplied by the total pending number of Equity Shares to be accepted in Reserved Category. For the purpose of this calculation, the Additional Equity Shares taken into account for such Small Shareholders, from whom one Equity Share has been accepted in accordance with clause 19. (VII) (b) above, shall be reduced by one.

(d)	Adjustment for fractional results in case of proportionate Acceptance, as described in Clause 19. (VII) (c) above:

(i)	For any Small Shareholder, if the number of Additional Equity Shares to be accepted, calculated on a proportionate basis is not in the multiple of 1 and the fractional Acceptance is greater than or equal to 0.50, then the fraction would be rounded off to the next higher integer.

(ii)	For any shareholder, if the number of Additional Equity Shares to be accepted, calculated on a proportionate basis is not in the multiple of 1 and the fractional Acceptance is less than 0.50, then the fraction shall be ignored.

VIII.	Basis of Acceptance of Shares validly tendered in the General Category:

Subject to the provisions contained in the LoF, the Company will accept the Equity Shares tendered in the Buyback by all other Eligible Sellers in the General Category in the following order of priority:

(a)	Acceptance of 100% Equity Shares from other Eligible Sellers in the General Category who have validly tendered their Equity Shares, to the extent of their Buyback Entitlement, or the number of Equity Shares tendered by them, whichever is less.

(b)	Post the Acceptance as described in Clause 19 (VIII) (a) above, in case there are any Equity Shares left to be bought back in the General Category, the Additional Equity Shares tendered by the other Eligible Sellers over and above their Buyback Entitlement shall be Accepted in proportion of the Additional Equity Shares tendered by them and the acceptances per shareholder shall be made in accordance with the Regulations, i.e. valid acceptances per shareholder shall be equal to the Additional Equity Shares validly tendered by the Eligible Sellers divided by the total Additional Equity Shares validly tendered in the General Category and multiplied by the total pending number of Equity Shares to be Accepted in General Category.

(c)	Adjustment for fractional results in case of proportionate acceptance as described in Clause 19. (VIII) (a) and (b) above:

(i)	For any Eligible Seller, if the number of Additional Equity Shares to be accepted, calculated on a proportionate basis is not in the multiple of 1 and the fractional Acceptance is greater than or equal to 0.50, then the fraction would be rounded off to the next higher integer.

(ii)	For any Eligible Seller if the number of Additional Equity Shares to be accepted, calculated on a proportionate basis is not in the multiple of 1 and the fractional Acceptance is less than 0.50, then the fraction shall be ignored.

IX.	Basis of Acceptance of Equity Shares between Categories

(a)	In case there are any Equity Shares left to be bought back in one category (“Partially filled Category”) after Acceptance in accordance with the above described methodology for both the categories, and there are additional unaccepted validly tendered Equity Shares in the second category, then the Additional Equity Shares in the second category shall be accepted proportionately, i.e. valid Acceptances per Eligible Seller shall be equal to the additional outstanding Equity Shares validly tendered by a Eligible Seller in the second category divided by the total additional outstanding Equity Shares validly tendered in the second category and multiplied by the total pending number of Equity Shares to be bought back in the partially filled category.

(b)	If the Partially filled Category is the General Category, and the second category is the Reserved Category for Small Shareholders, then for the purpose of this calculation, the Additional Equity Shares tendered by such Small Shareholders, from whom one Equity Share has been accepted in accordance with clause 19. (VII) (b) shall be reduced by one.

(c)	Adjustment for fraction results in case of proportionate Acceptance, as defined in clause 19. (VIII) (a) and (b) above:

i.	For any shareholder, if the number of Additional Equity Shares to be accepted, calculated on a proportionate basis is not in the multiple of 1 and the fractional Acceptance is greater than or equal to 0.50, then the fraction would be rounded off to the next higher integer.

ii.	For any shareholder, if the number of Additional Equity Shares to be accepted, calculated on a proportionate basis is not in the multiple of 1 and the fractional Acceptance is less than 0.50, then the fraction shall be ignored.

X.	For avoidance of doubt, it is clarified that:

(a)	the Equity Shares accepted under the Buyback from each Eligible Seller, in accordance with clauses above, shall not exceed the number of Equity Shares tendered by the respective Eligible Seller;

(b)	the Equity Shares accepted under the Buyback from each Eligible Seller, in accordance with clauses above, shall not exceed the number of Equity Shares held by respective Eligible Seller as on the Record Date; and

(c)	the Equity Shares tendered by any Eligible Seller over and above the number of Equity Shares held by such Eligible Seller as on the Record Date shall not be considered for the purpose of Acceptance in accordance with the clauses above.

XI.	Clubbing of Entitlement

In order to ensure that the same shareholders with multiple demat accounts/ folios do not receive a higher entitlement under the Small Shareholder category, the Company will club together the equity shares held by such shareholders with a common Permanent Account Number (“PAN”) for determining the category (Small Shareholder or General) and entitlement under the Buyback. In case of joint shareholding, the Company will club together the equity shares held in cases where the sequence of the PANs of the joint shareholders is identical. In case of physical shareholders, where the sequence of PANs is identical and where the PANs of all joint shareholders are not available, the Company will check the sequence of the names of the joint holders and club together the equity shares held in such cases where the sequence of the PANs and name of joint shareholders are identical. The shareholding of institutional investors like mutual funds, pension funds / trusts, insurance companies etc., with common PAN will not be clubbed together for determining the category and will be considered separately, where these equity shares are held for different schemes and have a different demat account nomenclature based on information prepared by the Registrar as per the shareholder records received from the depositories.

20.	PROCEDURE FOR TENDER OFFER AND SETTLEMENT

I.	The Buyback is open to all Eligible Sellers.

II.	The Company proposes to effect the Buyback through a tender offer method, on a proportionate basis. The Letter of Offer and Tender Form, outlining the terms of the Buyback as well as the detailed disclosures as specified in the Buyback Regulations, will be mailed to Eligible Sellers.

III.	The Company will not accept any Equity Shares offered for Buyback which are under any restraint order of a court for transfer/ sale of such shares

IV.	The Company shall comply with Regulation 19(5) of the Buyback Regulations which states that the Company shall not buyback the locked-in Equity Shares and non-transferable Equity Shares till the pendency of the lock-in or till the Equity Shares become transferable.

V.	Eligible Sellers will have to transfer the Equity Shares from the same demat account in which they were holding the Equity Shares as on the Record Date and in case of multiple demat accounts, Eligible Sellers are required to tender the applications separately from each demat account.

VI.	The Company shall accept all the Equity Shares validly tendered for the Buyback by Eligible Sellers, on the basis of their Buyback Entitlement as on the Record Date.

VII.	As elaborated under clause 19. (V) above, the Equity Shares proposed to be bought as a part of the Buyback is divided into two categories; (a) Reserved Category for Small Shareholders and (b) the General Category for other Eligible Sellers, and the Buyback Entitlement of a Eligible Seller in each category shall be calculated accordingly.

VIII.	After accepting the Equity Shares tendered on the basis of Buyback Entitlement, Equity Shares left to be bought as a part of the Buyback, if any, in one category shall first be accepted, in proportion to the Equity Shares tendered, over and above their Buyback Entitlement, by Eligible Sellers in that category, and thereafter, from Eligible Sellers who have tendered over and above their Buyback Entitlement, in other category.

IX.	The Buyback shall be implemented using the “Mechanism for acquisition of shares through Stock Exchange” notified by SEBI vide circular CIR/CFD/POLICYCELL/1/2015 dated April 13, 2015 and following the procedure prescribed in the Companies Act and the Buyback Regulations and as may be determined by the Board (including the Committee authorized to complete the formalities of the Buyback) and on such terms and conditions as may be permitted by law from time to time.

X.	For implementation of the Buyback, the Company has appointed JM Financial Services Limited as the registered broker to the Company (the “Company’s Broker”) through whom the purchases and settlements on account of the Buyback would be made by the Company. The contact details of the Company’s Broker are as follows:

JM Financial Services Limited

Address : 5th Floor, Cnergy,

Appasaheb Marathe Marg, Prabhadevi, Mumbai - 400 025

Tel : +91 22 6704 3000

Fax : +91 22 6761 7222

Contact Person I: Sanjay Bhatia; Tel.: +91-22-6704 3000.Extn:3353

Email: sanjay.bhatia@jmfl.com

Contact Person II: Nirav Gandhi; Tel.: +91-22- 4505 7262

Email: Nirav.gandhi@jmfl.com

Company Website: jmfinancialservices.in

Sebi Registration Number : INB-INF011054831 (BSE), INB/INE/INF231054835(NSE)

XI.	The Company will request NSE to provide the separate acquisition window to facilitate placing of sell orders by shareholders who wish to tender Equity Shares in the Buyback. The details of the platform will be specified by NSE from time to time.

XII.	All Eligible Sellers may place orders in the Acquisition Window, through their respective stock brokers (“Seller Member(s)”).

XIII.	During the Tendering Period, the order for selling the Equity Shares will be placed in the acquisition window by Eligible Sellers through their respective Seller Members during normal trading hours of the secondary market.

XIV.	Seller Members can enter orders for Equity Shares in demat form as well as Equity Shares in physical form.

XV.	Modification/ cancellation of orders and multiple bids from a single Shareholder will be allowed during the Tendering Period of the Buyback offer. Multiple bids made by single Shareholder for selling the Equity Shares shall be clubbed and considered as ‘one’ bid for the purposes of Acceptance.

XVI.	The cumulative quantity tendered shall be made available on NSE’s website, www.nseindia.com, throughout the trading session and will be updated at specific intervals during the Tendering Period.

XVII.	All documents sent by the Eligible Sellers will be at their own risk. Eligible Sellers are advised to safeguard adequately their interests in this regard.

XVIII.	Procedure to be followed by Equity Shareholders holding Equity Shares in the dematerialised form

a)	Shareholders who desire to tender their Equity Shares in the electronic form under the Buyback would have to do so through their respective Seller Member by indicating to their Seller Member the details of Equity Shares they intend to tender under the Buyback.

b)	The Eligible Seller/ Seller Member would be required to transfer the number of Equity Shares by using the settlement number and the procedure prescribed by the clearing corporation for the transfer of the Equity Shares to the special account of clearing corporation before placing the bids/ orders and the same shall be validated at the of order entry.

c)	The details of the special account of clearing corporation shall be informed in issue opening circular that will be issued by NSE/ clearing corporation.

d)	For Custodian Participant orders for Equity Shares in demat form, early pay-in is mandatory prior to confirmation of order by custodian. The custodian shall either confirm or reject the orders not later than closing of trading hours on the last day of the Tendering Period. Thereafter, all unconfirmed orders shall be deemed to be rejected. For all confirmed Custodian Participant orders, order modification shall revoke the custodian confirmation and the revised order shall be sent to custodian again for confirmation.

e)	Upon placing the bid, the Seller Member shall provide a Transaction Registration Slip (‘TRS’) generated by the exchange bidding system to the Shareholder. TRS will contain the details order submitted like Bid ID No., Application No., DP ID, Client ID, No. of Equity Shares tendered etc.

f)	Eligible Sellers who have tendered their Equity Shares in the Buyback can ‘hand deliver’ Tender Form duly signed (by all Equity Shareholders in case shares are in joint names) in same order in which they hold the Equity Shares, along with (i) the TRS generated by the exchange bidding system at the head-office (mentioned in section 18 of this Letter of Offer) of Registrar to the Buyback Offer. TRS will be generated by the respective Seller Members. Equity Shareholders who cannot hand deliver the Tender Form and other documents at the head-office of Registrar to the Buyback Offer, may send the same by registered post/ speed post, at their own risk, superscribing the envelope as “Wipro Buyback Offer 2016”, to the Registrar to the Buyback Offer at their office mentioned on the cover page of this LoF, so that the same are received not later than 2 (two) days from the Closing Date i.e. July 02, 2016 (by 5 PM).

g)	All the Eligible Sellers shall also provide all relevant documents, which are necessary to ensure transferability of the Equity Shares in respect of the Tender Form to be sent. Such documents may include (but not be limited to):

i)	Duly attested power of attorney, if any person other than the Eligible Seller has signed the Tender Form;

ii)	Duly attested death certificate and succession certificate/ legal heirship certificate, in case any Eligible Seller has expired; and

iii)	In case of companies, the necessary certified corporate authorizations (including board and/ or general meeting resolutions).

h)	In case of non-receipt of the completed Tender Form and other documents, but receipt of Equity Shares in the special account of the clearing corporation and a valid bid in the exchange bidding system, the Buyback shall be deemed to have been accepted, for demat Shareholders.

i)	The Eligible Sellers will have to ensure that they keep the DP Account active and unblocked to receive credit in case of return of Equity Shares due to rejection or due to prorated buyback decided by the Company.

XIX.	Procedure to be followed by Registered Equity Shareholders holding Equity Shares in physical form

a)	Equity Shareholders who are holding physical Equity Shares and intend to participate in the Buyback are required to approach their respective Seller Member along with the complete set of documents for verification procedures to be carried out including the:

i.	The Tender Form duly signed (by all Equity Shareholders in case Equity Shares are in joint names) the same order in which they hold the Equity Shares;

ii.	Original share certificates;

iii.	Valid share transfer form(s) duly filled and signed by the transferors (i.e. by all registered Equity Shareholders in same order and as per the specimen signatures registered with the Company) and duly witnessed at the appropriate place authorizing the transfer in favor of the Company;

iv.	Self-attested copy of the Equity Shareholder’s PAN Card;

v.	Any other relevant documents such as (but not limited to):

•	Duly attested Power of Attorney if any person other than the Equity Shareholder has signed the relevant Tender Form;

•	Notarized copy of death certificate/ succession certificate or probated will, if the original Equity Shareholder has deceased;

•	Necessary corporate authorisations, such as Board Resolutions etc., in case of companies;

vi.	In addition to the above, if the address of the Equity Shareholder has undergone a change from the address registered in the Register of Members of the Company, the Equity Shareholder would be required to submit a self-attested copy of address proof consisting of any one of the following documents: valid Aadhar Card, Voter Identity Card or Passport.

b)	Seller Member should place bids on the Acquisition Window with relevant details as mentioned on the physical share certificate(s). Upon placing the bid, the Seller Member shall provide a Transaction Registration Slip (‘TRS’) generated by the exchange bidding system to the Shareholder. TRS will contain the details of order submitted like Folio No., Certificate No., Distinctive No., No. of Equity Shares tendered etc.

c)	After placement of bid, as mentioned in clause 20. (XIX)(b) above, the Seller Member must ensure delivery of Tender Form, TRS, original share certificate(s), valid share transfer form(s) and other documents (as mentioned in clause 20. (XIX) (a) above) either by registered post or courier or hand delivery to the Registrar and Transfer Agent (“RTA”) (at the address mentioned on the cover page and mentioned in clause 18(II) above) not later than 2 (two) days from the Closing Date i.e. July 02, 2016 (by 5 PM). The envelope should be superscribed as “Wipro Buyback Offer 2016”. One copy of the TRS will be retained by RTA and it will provide acknowledgement of the same to the Seller Member.

d)	Equity Shareholders holding physical Equity Shares should note that physical Equity Shares will not be accepted unless the complete set of documents is submitted. Acceptance of the physical Equity Shares for Buyback by the Company shall be subject to verification as per the Buyback Regulations and any further directions issued in this regard. RTA will verify such bids based on the documents submitted on a daily basis and till such time the NSE shall display such bids as ‘unconfirmed physical bids’. Once, RTA confirms the bids it will be treated as ‘Confirmed Bids’.

e)

All documents as mentioned above, shall be enclosed with the valid Tender Form, otherwise the Equity Shares tendered will be liable for rejection. The Equity Shares shall be liable for rejection on the following grounds amongst others: (i) If there is any other company’s equity share certificate enclosed with the Tender Form instead of the Equity Share certificate of the Company; (ii) If the transmission of Equity Shares is not completed, and the Equity Shares are not in the name of the Eligible Sellers; (iii) If the Eligible Sellers tender Equity Shares but the Registrar does not receive the Equity Share certificate; (iv) In case the signature on the Tender Form and Form SH 4 doesn’t match as per the specimen signature recorded with Company/Registrar.

f)	In case any person has submitted Equity Shares in physical form for dematerialization, such Equity Shareholders should ensure that the process of getting the Equity Shares dematerialized is completed well in time so that they can participate in the Buyback Offer before Closing Date.

XX.	For Equity Shares held by Eligible Sellers, being Non-Resident Shareholders of Equity Shares (Read with clause 17 “DETAILS OF THE STATUTORY APPROVALS”):

(a)	Eligible Sellers, being Non-Resident Shareholders of Equity Shares (excluding FIIs) shall also enclose a copy of the permission received by them from RBI, if applicable, to acquire the Equity Shares held by them.

(b)	In case the Equity Shares are held on repatriation basis, the Non-Resident Eligible Seller shall obtain and enclose a letter from its authorized dealer/ bank confirming that at the time of acquiring the said Equity Shares, payment for the same was made by the non-resident Eligible Seller from the appropriate account (e.g. NRE a/c.) as specified by RBI in its approval. In case the Non-Resident Eligible Seller is not in a position to produce the said certificate, the Equity Shares would be deemed to have been acquired on non repatriation basis and in that case the Non-Resident Eligible Seller shall submit a consent letter addressed to the Company allowing the Company to make the payment on a non-repatriation basis in respect of the valid Equity Shares accepted under the Buyback.

(c)	If any of the above stated documents, as applicable, are not enclosed along with the Tender Form, the Equity Shares tendered under the Buyback Offer are liable to be rejected.

XXI.	In case of non-receipt of this Letter of Offer:

a)	In case the Equity Shares are in dematerialised form: An Eligible Seller may participate in the Offer by downloading the Tender Form from the website of the Company i.e. www.wipro.com or by providing their application in writing on plain paper, signed by all Equity Shareholders, stating name and address of Shareholder(s), number of Equity Shares held as on the Record Date, Client ID number, DP Name/ ID, beneficiary account number and number of Equity Shares tendered for the Buyback.

b)	In case the Equity Shares are in physical form: An Eligible Seller may participate in the Offer by providing their application in writing on plain paper signed by all Equity Shareholders stating name, address, folio number, number of Equity Shares held, share certificate number, number of Equity Shares tendered for the Buyback Offer and the distinctive numbers thereof, enclosing the original share certificate(s), copy of Equity Shareholders’ PAN card(s) and executed share transfer form in favour of the Company. The transfer form SH-4 can be downloaded from the Company’s website www.wipro.com. Equity Shareholders must ensure that the Tender Form, along with the TRS and requisite documents (as mentioned in clause 20. (XIX) (a) above), reach the collection centres not later than 2 (two) days from the Closing Date i.e July 02, 2016 (by 5 PM). If the signature(s) of the Equity Shareholders provided in the plain paper application differs from the specimen signature(s) recorded with the Registrar of the Company or are not in the same order (although attested), such applications are liable to be rejected under this Buyback Offer.

Please note that Eligible Seller(s) who intend to participate in the Buyback will be required to approach their respective Seller Member (along with the complete set of documents for verification procedures) and have to ensure that their bid is entered by their respective Seller Member or broker in the electronic platform to be made available by NSE before the Closing Date.

The Company shall accept Equity Shares validly tendered by the Shareholder(s) in the Buyback on the basis of their shareholding as on the Record Date and the Buyback Entitlement. Eligible Seller(s) who intend to participate in the Buyback using the ‘plain paper’ option as mentioned in this paragraph are advised to confirm their entitlement from the Registrar to the Buyback Offer, before participating in the Buyback.

XXII.	Non-receipt of this Letter of Offer by, or accidental omission to dispatch this Letter of Offer to any Eligible Seller, shall not invalidate the Buyback Offer in any way.

XXIII.	The acceptance of the Buyback Offer made by the Company is entirely at the discretion of the Equity Shareholders of the Company. The Company does not accept any responsibility for the decision of any Equity Shareholder to either participate or to not participate in the Buyback Offer. The Company will not be responsible in any manner for any loss of Share certificate(s) and other documents during transit and the Equity Shareholders are advised to adequately safeguard their interest in this regard.

XXIV.	Method of Settlement

Upon finalization of the basis of acceptance as per Buyback Regulations:

a)	The settlement of trades shall be carried out in the manner similar to settlement of trades in the secondary market.

b)	The Company will pay the consideration to the Company’s Broker on or before the pay-in date for settlement. For Equity Shares accepted under the Buyback, the Seller Member/ Custodian Participant will receive funds payout in their settlement bank account. The Seller Members/ Custodian Participants would pay the consideration to their respective clients. The payment of consideration to all Shareholders validly participating in the Buyback will be made in Indian National Rupees.

c)	The Equity Shares bought back in the demat form would be transferred directly to the demat account of the Company (the “Company Demat Account”) provided it is indicated by the Company’s Broker or it will be transferred by the Company’s Broker to the Company Demat Account on receipt of the Equity Shares from the clearing and settlement mechanism of the Stock Exchange.

d)	Excess demat Equity Shares or unaccepted demat Equity Shares, if any, tendered by the Eligible Sellers would be returned to the respective Seller Members by clearing corporation as part of the exchange payout process, not later than July 12, 2016 . In case of Custodian Participant orders, excess demat Equity Shares or unaccepted demat Equity Shares, if any, will be returned to the respective Custodian Participant. The Seller Members/ Custodian Participants would return these unaccepted Equity Shares to their respective clients on whose behalf the bids have been placed.

e)	Equity Shares in physical form, to the extent tendered but not accepted, will be returned back to the Shareholders directly by RTA. The Company will issue a new single share certificate for all the unaccepted physical Equity Shares and return the same to the sole/ first Shareholder (in case of joint Shareholders). Share certificates in respect of unaccepted/ rejected Equity Shares and other documents, if any, will be sent by Registered Post/ Speed Post at the Equity Shareholders’ sole risk to the sole/ first Shareholder (in case of joint Equity Shareholders), at the address recorded with the Company, not later than July 12, 2016.

f)	Every Seller Member, who puts in a valid bid on behalf of an Eligible Seller, would issue a contract note and pay the consideration for the Equity Shares accepted under the Buyback and return the balance unaccepted demat Equity Shares to their respective clients. Company’s Broker would also issue a contract note to the Company for the Equity Shares accepted under the Buyback.

XXV.	Equity Shareholders who intend to participate in the Buyback should consult their respective Seller Members for payment to them of any cost, applicable taxes, charges and expenses (including brokerage) that may be levied by the Seller Member upon the selling Equity Shareholders for tendering Equity Shares in the Buyback (secondary market transaction). The Buyback consideration received by the selling Equity Shareholders from their respective Seller Members, in respect of accepted Equity Shares, could be net of such costs, applicable taxes, charges and expenses (including brokerage) and the Company accepts no responsibility to bear or pay such additional cost, applicable taxes, charges and expenses (including brokerage) incurred solely by the selling Shareholders

XXVI.	The Equity Shares lying to the credit of the Company Demat Account and the Equity Shares bought back and accepted in physical form will be extinguished in the manner and following the procedure prescribed in the Buyback Regulations.

21.	NOTE ON TAXATION

A.	INDIAN TAXATION.

THE SUMMARY OF THE TAX CONSIDERATIONS IN THIS SECTION ARE BASED ON THE CURRENT PROVISIONS OF THE TAX LAWS OF INDIA AND THE REGULATIONS THEREUNDER, THE JUDICIAL AND THE ADMINISTRATIVE INTERPRETATIONS THEREOF, WHICH ARE SUBJECT TO CHANGE OR MODIFICATION BY SUBSEQUENT LEGISLATIVE, REGULATORY, ADMINISTRATIVE OR JUDICIAL DECISIONS. ANY SUCH CHANGES COULD HAVE DIFFERENT TAX IMPLICATIONS.

IN VIEW OF THE PARTICULARISED NATURE OF TAX CONSEQUENCES, SHAREHOLDERS ARE REQUIRED TO CONSULT THEIR TAX ADVISORS FOR THE APPLICABLE TAX PROVISIONS INCLUDING THE TREATMENT THAT MAY BE GIVEN BY THEIR RESPECTIVE TAX OFFICERS IN THEIR CASE, AND THE APPROPRIATE COURSE OF ACTION THAT THEY SHOULD TAKE.

THE COMPANY DOES NOT ACCEPT ANY RESPONSIBILITY FOR THE ACCURACY OR OTHERWISE OF SUCH ADVICE. THEREFORE, SHAREHOLDERS CANNOT RELY ON THIS ADVICE AND THE SUMMARY TAX IMPLICATIONS RELATING TO THE TREATMENT OF INCOME TAX IN THE CASE OF BUY BACK OF LISTED EQUITY SHARES ON THE STOCK EXCHANGE SET OUT BELOW SHOULD BE TREATED AS INDICATIVE AND FOR GUIDANCE PURPOSES ONLY.

1.	GENERAL.

The basis of charge of Indian income-tax depends upon the residential status of the taxpayer during a tax year. The Indian tax year runs from April 1 until March 31. A person who is an Indian tax resident is liable to taxation in India on his worldwide income, subject to certain tax exemptions, which are provided under the Income Tax Act, 1961 (“the Income Tax Act”).

A person who is treated as non-resident for Indian income-tax purposes is generally subject to tax in India only on such person’s India sourced income or income received by such person in India. In case of shares of a Company, the source of income from shares would depend on the “situs” of such shares. As per judicial precedents, generally the “situs” of the shares is where company is “incorporated” and where its shares can be transferred. Accordingly, since Wipro Limited is incorporated in India, the shares of Wipro Limited would be “situated” in India and any gains arising to a non-resident on transfer of such shares should be taxable in India under the Income Tax Act. Further, the non-resident can avail the beneficial provisions of the Double Taxation Avoidance Agreement (‘DTAA’) between India and the respective jurisdiction of the shareholder subject to meeting relevant conditions and providing and maintaining necessary information and documents as prescribed under the Income Tax Act.

The Income Tax Act also provides for different tax regimes/ rates applicable to the gains arising on buyback of shares, based on the period of holding, residential status and category of the shareholder, nature of the income earned, etc. The summary tax implications on buyback of listed equity shares on the stock exchange is set out below. All references to equity shares in this note refer to listed equity shares unless stated otherwise.

2.	CLASSIFICATION OF SHAREHOLDERS.

Shareholders can be classified under the following categories:

a)	Resident Shareholders being:

•	Individuals, Hindu Undivided Family (HUF), Association of Persons (AOP) and Body of Individuals (BOI)

•	Others

b)	Non Resident Shareholders being:

•	Non Resident Indians (NRIs)

•	Foreign Institutional Investors (FIIs)

•	Others:

•	Company

•	Other than Company

3.	CLASSIFICATION OF INCOME.

Shares can be classified under the following two categories:

a)	Shares held as investment (Income from transfer taxable under the head “Capital Gains”)

b)	Shares held as stock-in-trade (Income from transfer taxable under the head “Profits and Gains from Business or Profession”)

Gains arising from the transfer of shares may be treated either as “capital gains” or as “business income” for tax purposes, depending upon whether such shares were held as a capital asset or trading asset (i.e. stock-in-trade). Traditionally, the issue of characterisation of income arising from sale of shares has been a subject matter of litigation with the tax authorities. There have been various judicial pronouncements on whether gains from transactions in securities should be taxed as “business profits” or as “capital gains”. However, these pronouncements, while laying down certain guiding principles have largely been driven by the facts and circumstances of each case. Recently, the apex body of Income-tax has issued Circular no. 6 of 2016, as per which, if the taxpayer opts to consider the shares as stock-in-trade, the income arising from the transfer of such shares would be treated as its business income. Also, if such shares are held for a period of more than 12 months, if the taxpayer desires to treat the income arising from the transfer thereof as “capital gains”, the same shall not be put to dispute by the Tax Officer.

Further, investments by FII in any securities in accordance with the regulations made under the Securities Exchange Board of India Act, 1922 would be treated as capital asset under the provisions of the Income Tax Act.

3.1	SHARES HELD AS INVESTMENT.

As per the provisions of the Income Tax Act, where the shares are held as investments, income arising from the transfer of such shares is taxable under the head “Capital Gains”. Capital gains on buyback of shares are governed by the provisions of section 46A of the Income Tax Act and would attract capital gains in the hands of shareholders as per provisions of section 48 of the Income Tax Act. The provisions of buy back tax under section 115QA in Chapter XII-DA of the Income Tax Act do not apply for shares listed on the stock exchange.

3.1.1	Period of holding.

Depending on the period for which the shares are held, the gains would be taxable as ‘short term capital gain’ or ‘long term capital gain’:

•	In respect of equity shares held for a period less than or equal to 12 months prior to the date of transfer, the same shall be treated as a ‘short-term capital asset’, and the gains arising therefrom shall be taxable as ‘short term capital gains’ (“STCG”).

•	Similarly, where equity shares are held for a period more than 12 months prior to the date of transfer, the same shall be treated as a ‘long-term capital asset’, and the gains arising therefrom shall be taxable as ‘long-term capital gains’ (“LTCG”).

3.1.2	Buyback of shares through a recognized stock exchange.

Where transaction for transfer of such equity shares (i.e. buyback) is transacted through a recognized stock exchange then the taxability will be as under (for all categories of shareholders):

•	LTCG arising from such transaction would be exempt under section 10(38) of the Income Tax Act; and

•	STCG arising from such transaction would be subject to tax @ 15% under section 111A of the Income Tax Act.

Further, in case of resident Individual or HUF, the benefit of maximum amount which is not chargeable to income-tax is considered while computing the tax on such STCG taxable under section 111A of the Income Tax Act. In addition to the above STCG tax, Surcharge, Education Cess and Secondary and Higher Education Cess are leviable (Please refer to Note 5 for rate of surcharge and cess).

Non-resident shareholders can avail beneficial provisions of the applicable double taxation avoidance agreement (‘DTAA’) entered into by India with relevant country in which the shareholder is resident but subject to fulfilling relevant conditions and submitting/ maintaining necessary documents prescribed under the Income Tax Act.

As an overall point, since the buyback is undertaken on the stock exchange, such transaction is chargeable to Securities Transaction Tax (“STT”). STT is a tax payable in India on the value of securities on every purchase or sale of securities that are listed on the Indian Stock Exchange. Currently, the STT rate applicable on the purchase or sale of shares on the stock exchange is 0.1% of the value of security.

3.1.3	Taxation for American Depository Shares (“ADS”) holders.

The non-resident holders of ADS of the Company may participate in the Buyback by withdrawing his or her ADS from the depository facility, acquiring underlying equity shares upon such withdrawal and then selling those equity shares back to the Company through the stock exchange in India.

There can be no assurance that the equity shares offered by an ADS investor in the Buyback will be accepted. ADS investors are advised to consult their legal advisors for advice prior to participating in the Buyback, including advice related to any related regulatory approvals and tax issues.

The following is a brief summary of capital gains taxation in respect of ADS (as defined in Explanation to Section 115ACA of the Income Tax Act) issued to non-resident holders against the issue of ordinary shares of Wipro

•	There are no specific tax provisions on redemption of ADS into equity shares. If ADS is treated as a title receipt to underlying shares, there are good arguments to support that equity shares received by non-resident ADS holders upon redemption of ADS may not be considered as transfer and hence not subject to capital gains tax in India at the point of redemption.

•	The period of holding of shares acquired by such non-resident holders on redemption of ADS would be reckoned from the date on which a request for such redemption was made.

•	Price of such equity shares held by non-resident holder prevailing on any recognised stock exchange in India on the date on which a request for such redemption was made by the non-resident holder will be considered as cost of acquisition of such equity shares.

•	STT will be levied at the time of transfer of equity shares as part of Buyback.

•	Long term capital gains on sale of such shares post redemption of ADS will be exempt from tax.

•	Short-term capital gains on sale of such shares will be taxed at 15% and further increased by applicable surcharge and cess (please refer note 5 on rate of surcharge and cess).

•	Non-resident shareholders can avail beneficial provisions of the applicable double taxation avoidance agreement (‘DTAA’) entered into by India with relevant shareholder country but subject to fulfilling relevant conditions and submitting/ maintaining necessary documents prescribed under the Income Tax Act.

3.2	SHARES HELD AS STOCK-IN-TRADE.

If the shares are held as stock-in-trade by any of the shareholders of the Company, then the gains would be characterized as business income and taxable under the head “Profits and Gains from Business or Profession. In such a case, the provisions of section 46A of the Income Tax Act will not apply.

3.2.1	Resident Shareholders.

a)	For individuals, HUF, AOP, BOI, profits would be taxable at slab rates.

b)	For persons other than stated in (a) above, profits would be taxable @ 30%.

No benefit of indexation by virtue of period of holding would be available in any case.

3.2.2	Non Resident Shareholders.

a)	Non-resident shareholders can avail beneficial provisions of the applicable double taxation avoidance agreement (‘DTAA’) entered into by India with relevant shareholder country but subject to fulfilling relevant conditions and submitting/ maintaining necessary documents prescribed under the Income Tax Act.

b)	Where DTAA provisions are not applicable:

•	For non-resident individuals, HUF, AOP, BOI, profits would be taxable at slab rates

•	For foreign companies, profits would be taxed in India @ 40%

•	For other non-resident shareholders, such as foreign firms, profits would be taxed in India @ 30%.

In addition to the above, Surcharge, Education Cess and Secondary and Higher Education Cess are leviable (Please refer to Note 5 for rate of surcharge and cess).

4.	TAX DEDUCTION AT SOURCE.

4.1	In case of Resident Shareholders.

In absence of any specific provision under the Income Tax Act, the Company is not required to deduct tax on the consideration payable to resident shareholders pursuant to the said Buyback.

4.2	In case of Non-resident Shareholders.

Since the buy-back is through the stock exchange, the responsibility of discharge of the tax due on the gains (if any) is primarily on the non-resident shareholder. It is therefore important for the non-resident shareholders to suitably compute such gains (if any) on this transaction and immediately pay taxes in India (either through deduction at source or otherwise) in consultation with their custodians/ authorized dealers/ tax advisors appropriately.

5.	RATE OF SURCHARGE AND CESS.

In addition to the basic tax rate, Surcharge, Education Cess and Secondary and Higher Education Cess are leviable as under:

5.1	Surcharge.

•	In case of domestic companies: Surcharge @ 12% is leviable where the total income exceeds 10 crores and @ 7% where the total income exceeds 1 crore.

•	In case of companies other than domestic companies: Surcharge @ 5% is leviable where the total income exceeds 10 crores and @ 2% where the total income exceeds 1 crore.

•	In case of other assessee (i.e. other than companies): Surcharge @12% (proposed to be increased to 15% by Finance Bill 2016 applicable from financial year 2016-17) is leviable where the total income exceeds 1 crore.

5.2	Cess.

Education Cess @ 2% and Secondary and Higher Education Cess @ 1% is leviable in all cases

The above note on taxation sets out the provisions of law in a summary manner only and is not a complete analysis or listing of all potential tax consequences of the disposal of equity shares. This note is neither binding on any regulators nor can there be any assurance that they will not take a position contrary to the comments mentioned herein. Hence, you should consult with your own tax advisors for the tax provisions applicable to your particular circumstances.

B.	CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES.

1.	GENERAL.

The following is a summary of certain material U.S. federal income tax consequences that may be relevant with respect to participation in the buyback of Equity Shares or ADSs to U.S. holders (as defined below) (or the exchange of ADSs for Equity Shares and subsequent participation in the buyback) and is for general information only. For purposes of this discussion, “U.S. holders” are individual citizens or residents of the United States, corporations (or other entities treated as corporations for U.S. federal income tax purposes) created in or under the laws of the United States or any political subdivision thereof or therein, estates, the income of which is subject to U.S. federal income taxation regardless of its source and trusts having a valid election to be treated as U.S. persons in effect under U.S. Treasury Regulations or for which a U.S. court exercises primary supervision and a U.S. person has the authority to control all substantial decisions.

This summary is limited to U.S. holders who hold Equity Shares or ADSs as capital assets. In addition, this summary is limited to U.S. holders who are not residents in India for purposes of the Convention between the Government of the United States of America and the Government of the Republic of India for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income (the “Treaty”). If a partnership holds the Equity Shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. A partner in a partnership holding Equity Shares or ADSs should consult its own tax advisor.

This summary does not address any tax considerations arising under the laws of any U.S. state or local or non-U.S. jurisdiction, potential application of the Medicare tax on net investment income, or tax considerations under any U.S. non-income tax laws. In addition, this summary does not address tax considerations applicable to holders that may be subject to special tax rules, such as banks, insurance companies, regulated investment companies, real estate investment trusts, financial institutions, dealers in securities or currencies, tax-exempt entities, persons liable for alternative minimum tax, persons that hold Equity Shares or ADSs as a position in a “straddle” or as part of a “hedging” or “conversion” transaction for tax purposes, persons holding ADSs or Equity Shares through partnerships or other pass-through entities, persons that have a “functional currency” other than the U.S. dollar or holders of 10% or more, by voting power or value, of the shares of our company. This summary is based on the tax laws of the United States as in effect on the date of this document and on U.S. Treasury Regulations in effect or, in some cases, proposed, as of the date of this document, as well as judicial and administrative interpretations thereof available on or before such date and is based in part on the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax consequences described below.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PARTICIPATING IN THE BUYBACK.

2.	OWNERSHIP OF ADSs.

For U.S. federal income tax purposes, holders of ADSs generally will be treated as the owners or Equity Shares represented by such ADSs. Accordingly, the conversion of ADSs into Equity Shares to participate in the buyback generally will not be subject to U.S. federal income tax.

3.	TAX TREATMENT OF BUYBACK.

An exchange of Equity Shares for cash by a U.S. holder pursuant to the buyback will be a taxable transaction for U.S. federal income tax purposes. In such case, depending on the applicable U.S. holder’s particular circumstances, such tendering U.S. holder will be treated either as recognizing gain or loss from the disposition of the Equity Shares or as receiving a distribution from the company.

Under Section 302 of the Internal Revenue Code, a tendering U.S. holder will recognize gain or loss on the exchange of Equity Shares for cash if the exchange:

•	results in a “substantially disproportionate” redemption with respect to such U.S. holder; or

•	is “not essentially equivalent to a dividend” with respect to the U.S. holder.

An exchange of Equity Shares for cash generally will be a substantially disproportionate redemption with respect to a U.S. holder if the percentage of the voting stock owned by such U.S. holder immediately after the exchange is less than 80% of the percentage of the voting stock owned by such U.S. holder immediately before the exchange and after the exchange the U.S. holder owns less than 50% of the total combined voting power of all classes of stock entitled to vote. In applying the Section 302 tests, each U.S. holder must take into account Equity Shares and ADSs that such U.S. holder constructively owns under certain attribution rules, pursuant to which a U.S. holder will be treated as owning any Equity Shares and ADSs owned by certain family members (which family attribution, in certain circumstances, may be waived) and related entities, and Equity Shares and ADSs that the U.S. holder has the right to acquire by exercise of an option. Each U.S. holder is expected to consult with its own tax advisor with respect to the application of such attribution rules given such U.S. holder’s particular circumstances.

If an exchange of Equity Shares for cash fails to satisfy the “substantially disproportionate” test, the U.S. holder may nonetheless satisfy the “not essentially equivalent to a dividend” test. An exchange of Equity Shares for cash will satisfy the “not essentially equivalent to a dividend” test if it results in a “meaningful reduction” of the U.S. holder’s equity interest in the company given such U.S. holder’s particular facts and circumstances. The Internal Revenue Service (the “IRS”) has indicated in published rulings that a relatively minor reduction of the proportionate equity interest of a U.S. holder whose relative equity interest is minimal and who does not exercise any control over or participate in the management of corporate affairs should be treated as “not essentially equivalent to a dividend.” Each U.S. holder should consult its tax advisors regarding the application of the rules of Section 302 in its particular circumstances. Because the Section 302 tests are applied on a stockholder by stockholder basis, the buyback may be a sale or exchange for certain U.S. holders and a distribution for others.

3.1	Sale or Exchange.

Subject to the “passive foreign investment company” (“PFIC”) rules described below, if a U.S. holder is treated as recognizing gain or loss for U.S. federal income tax purposes from the disposition of Equity Shares for cash, such gain or loss will be equal to the difference between the U.S. dollar value of the amount realized and the

U.S. holder’s tax basis, determined in U.S. dollars, in the Equity Shares. Gain or loss recognized will be long-term capital gain or loss with respect to Equity Shares held for more than 12 months at the time of the sale or other disposition and any gain recognized generally will be income from sources within the United States for foreign tax credit limitation purposes. Long-term capital gains of non-corporate US holders are generally taxed at preferential rates. Capital gains realized by a U.S. holder upon sale of Equity Shares may be subject to tax in India, including withholding tax. See “Tax Considerations – Indian Taxation.” Due to limitations on foreign tax credits, however, a U.S. holder may not be able to utilize any such taxes as a credit against the U.S. holder’s federal income tax liability. U.S. holders should consult their own tax advisors regarding the tax treatment to them if the buyback is treated as a sale or exchange.

3.2	Distribution.

If a U.S. holder is not treated under the Section 302 tests as recognizing gain or loss on an exchange of Equity Shares for cash, such U.S. holder will be treated as having received a distribution from our company. The gross amount of the distribution will generally be treated as dividend income to the extent made from the current or accumulated earnings and profits (as determined under U.S. federal income tax principles) of our company. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. holders. To the extent, if any, that the amount of the buyback exceeds our company’s current and accumulated earnings and profits as determined under U.S. federal income tax principles, such excess will be treated first as a tax-free return of the U.S. holder’s tax basis in the Equity Shares and thereafter as capital gain.

Subject to certain conditions and limitations, including the PFIC rules described below, dividends paid to non-corporate U.S. holders, including individuals, may be eligible for a reduced rate of taxation if we are deemed to be a “qualified foreign corporation” for U.S. federal income tax purposes. A qualified foreign corporation includes a foreign corporation if (1) its shares are readily tradable on an established securities market in the United States, or (2) it is eligible for the benefits under a comprehensive income tax treaty with the United States, including the Treaty. Based on existing guidance, it is not clear whether a dividend on an Equity Share will be treated as a qualified dividend, because the Equity Shares are not themselves listed on a U.S. exchange. In addition, a corporation is not a qualified foreign corporation if it is a PFIC in the current taxable year or the prior taxable year (as discussed below). We may be eligible for benefits under the Treaty.

We do not intend to calculate our earnings and profits according to U.S. tax accounting principles. Accordingly, notwithstanding the discussion in the preceding paragraphs, if the buyback is treated as a distribution on our Equity Shares, such distribution will generally be taxed to you as dividend distributions for U.S. tax purposes.

EACH U.S. HOLDER SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE TREATMENT OF DIVIDENDS AND SUCH HOLDER’S ELIGIBILITY FOR REDUCED RATE OF TAXATION UNDER THE LAW IN EFFECT FOR THE YEAR OF THE DIVIDEND AND WHETHER ANY FOREIGN TAX CREDITS ARE AVAILABLE TO IT IN RESPECT OF INDIAN WITHHOLDING TAX, IF ANY.

4.	PASSIVE FOREIGN INVESTMENT COMPANY.

A non-U.S. corporation will be classified as a PFIC for U.S. Federal income tax purposes if either:

•	75% or more of its gross income for the taxable year is passive income; or

•	on average for the taxable year by value, if 50% or more of its assets produce or are held for the production of passive income.

We do not believe that we satisfy either of the tests for PFIC status for the fiscal year ended March 31, 2016, and we do not expect to satisfy either of the tests for the fiscal year ending March 31, 2017. However, because this determination is made on an annual basis and depends on a variety of factors (including our market capitalization), no assurance can be given that we were not considered a PFIC for the fiscal year ended March 31, 2016, or that we will not be considered a PFIC for the current fiscal year and/or future fiscal years. If we were to be a PFIC for any taxable year, U.S. holders would be required to pay an interest charge together with tax calculated at an ordinary income rates on “excess distributions,” as the term is defined in relevant provisions of U.S. tax laws, and on any gain on a sale or other disposition of Equity Shares, unless a U.S. holder makes a “QEF election” or a “mark-to-market” election, as described below. In addition, individual US holders will not be eligible for the reduced rates of dividend taxation described above if we are a PFIC for the fiscal year of the dividend payment or the preceding fiscal year.

If we are a PFIC in any year, so long as the Equity Shares or ADSs are and remain “marketable,” a U.S. holder may be able to avoid the excess distribution rules described above by having made a timely so-called “mark-to-market” election with respect to such U.S. holder’s Equity Shares or ADSs. The Equity Shares or ADSs will be “marketable” as long as they remain regularly traded on a national securities exchange, such as The New York Stock Exchange, or a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located. A mark-to-market election will be effective for the taxable year for which the election is made and for all subsequent taxable years, unless the Equity Shares or ADSs are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. However, because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. holder may continue to be subject to the PFIC rules with respect to any indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes, including our subsidiaries. U.S. holders should consult their own tax advisors with respect to making a mark-to-market election and the tax consequences of the buyback if such an election is in effect.

In addition, if we are a PFIC in any year, a U.S. holder might be able to avoid the excess distribution rules described above by making a timely so-called “qualified electing fund,” or QEF, election to be taxed currently on your pro rata portion of our income and gain. However, we have not provided and do not plan to provide information necessary for the QEF election, so such election would not have been available to U.S. holders.

In addition, certain information reporting obligations on IRS Form 8621 may apply to U.S. holders if we are determined to be a PFIC, including in the year of a sale or disposition.

5.	BACKUP WITHHOLDING TAX AND INFORMATION REPORTING.

Any dividends paid, or proceeds on a sale of, Equity Shares to or by a U.S. holder may be subject to U.S. information reporting, and backup withholding, currently at a rate of 28%, may apply unless the holder is an exempt recipient or provides a U.S. taxpayer identification number, certifies that such holder is not subject to backup withholding and otherwise complies with any applicable backup withholding requirements. Any amount withheld under the backup withholding rules will be allowed as a refund or credit against the holder’s U.S. federal income tax, provided that the required information is furnished to the Internal Revenue Service.

The above summary is not intended to be a complete analysis of all tax consequences relating to participation in the buyback. You should consult with your own tax advisors regarding the application of the U.S. federal income tax laws to your particular circumstances, as well as any additional tax consequences resulting from holding participation in the buyback, including the applicability and effect of the tax laws of any state, local or non-U.S. jurisdiction and any estate, gift and inheritance laws.

22.	DECLARATION BY THE BOARD OF DIRECTORS

Declaration as required under clause (ix) and clause (x) of Part A of Schedule II to the Buy Back Regulations:

The Board of Directors made the aforementioned declaration as on the date of passing the board resolution approving the Buyback i.e. April 20, 2016. Subsequently, pursuant to the authority granted to the Buyback Committee by the Board of Directors of the Company, in terms of resolutions dated April 20, 2016, the Buyback Committee has confirmed on behalf of Board of Directors that:

1.	there are no defaults subsisting in repayment of deposits, redemption of debentures or preference shares or repayment of term loans to any financial institutions or banks.

2.	it has, based on a full enquiry conducted into the affairs and prospects of the Company and taking into account all the liabilities including prospective and contingent liabilities payable as if the Company were being wound up under the Companies Act formed an opinion that:

(a)	immediately following the date of the Letter of Offer, there will be no grounds on which the Company could be found unable to pay its debts;

(b)	as regards the Company’s prospects for the year immediately following the date of Letter of Offer, that, having regard to their intention with respect to the management of Company’s business during the said year and to the amount and character of the financial resources, which will be available to the Company during that year, the Company will be able to meet its liabilities as and when they fall due and will not be rendered insolvent within a period of one year from that date.

This declaration is made and issued by the Buyback Committee under the authority of the Board in terms of the resolution passed at the meeting held on April 20, 2016.

For and on behalf of the Board of Directors of Wipro Limited,

Sd/-	Sd/-
Azim H Premji Chairman and Managing Director (Director Identification Number (DIN): 00234280)	Rishad A Premji Executive Director and Chief Strategy Officer (Director Identification Number (DIN): 02983899)

23.	AUDITORS CERTIFICATE

The text of the report dated April 20, 2016, amended by letter dated April 28, 2016 and letter dated June 6, 2016 with figures in Annexure A in Rs. Lakhs received from M/s BSR & Co. LLP, Chartered Accountants, the Statutory Auditors of the Company addressed to the Board of Directors is given below:

The Board of Directors,

Wipro Limited,

Doddakannelli, Sarjapur Road,

Bangalore – 560035,

India

Dear Sirs /Madam,

Re: Statutory Auditors’ report in respect of proposed buyback of equity shares by Wipro Limited (‘the Company’) in terms of the clause (xi) of Part A of Schedule II of the Securities and Exchange Board of India (Buy Back of Securities) Regulations, 1998 (as amended).

1.	In connection with the proposed buyback by the Company of its equity shares in pursuance of the provisions of Section 68, 69 and 70 of the Companies Act, 2013 (“the Act”) and the Securities and Exchange Board of India (Buy Back of Securities) Regulations, 1998 as amended (“the Buy Back Regulations”), we report that:

i.	We have inquired into the state of affairs of the Company in relation to the Audited Condensed Interim standalone financial statements for the period ended 31 March 2016.

ii.	The amount of permissible capital payment towards Buy Back of equity shares (including premium), as stated in Annexure A, has been properly determined in accordance with the proviso to Section 68 (2) of the Act and Regulation 4(1)(a) of the Buy Back Regulations; and

iii.	The Board of Directors of the Company, in their meeting held on April 20,2016 have formed their opinion, as specified in clause (x) of Part A of Schedule II of the Buy Back Regulations, on reasonable grounds and that the Company will not, having regard to its state of affairs, be rendered insolvent within a period of one year from that date

2.	Compliance with the provisions of the Act and the Buy Back Regulations is the responsibility of the Company’s management. Our responsibility is to verify the factual accuracy based on our aforementioned statements. For the purpose of this report, we conducted our verification in accordance with the Guidance Note on Audit Reports and Certificates for Special Purposes issued by the Institute of Chartered Accountants of India.

3.	This report has been issued solely in connection with the proposed Buy Back of equity shares by the Company and should not be used, referred or distributed for any other purpose without our prior written consent.

4.	We have no responsibility to update this certificate for events and circumstances occurring after the date of this certificate.

for B S R & Co. LLP

Chartered Accountants

Firm Registration No.: 101248W/W-100022

Vijay Mathur

Partner

Membership No.: 046476

Bangalore

April 20, 2016

Annexure A

Wipro Limited

Computation of amount of permissible capital payment towards buy back of equity shares in accordance with proviso to section 68 (2) of the Companies Act, 2013 (the “Act”) and Regulation 4(1)(a) of the Buy Back Regulations based on the Audited Condensed Interim standalone financial statements for the period ended 31 March 2016:

Particulars	Amount (in Rs. Lakhs)
Paid up equity share capital (A)	49,414
Free reserves:
-Securities premium account	1,42,539
-General reserve	15,97,828
-Surplus in Statement of Profit and Loss (Net of unrealized foreign exchange losses as at March 31, 2016 amounting to Rs. 1,380 lakhs)	22,31,706
Total free reserves (B)	39,72,073
Total (A+B)	40,21,487
Maximum amount permissible for the buy-back i.e. 10% of total paid-up equity capital and free reserves	4,02,149

24.	DOCUMENTS FOR INSPECTION

Copies of the following documents will be available for inspection at the Registered Office of the Company at Doddakannelli, Sarjapur Road, Bangalore-560035, India between 10 a.m. and 5.00 p.m. on all working days (Monday to Friday) during the offer period:

(i)	Certificate of Incorporation of the Company.

(ii)	Memorandum and Articles of Association of the Company.

(iii)	Annual reports of the Company for the last three financial years viz. March 31, 2015, 2014 and 2013 and audited condensed interim standalone financial statements approved by the Board for the year ended March 31, 2016.

(iv)	Copy of resolution passed by the Board of Directors at their meeting held on April 20, 2016 approving the proposal of the Buyback.

(v)	Certificate dated April 20, 2016 and amendment letter dated April 28, 2016 received from BSR & Co. LLP, the Statutory Auditors of the Company, in terms of clause (xi) of Part A to Schedule II of the Buyback Regulations.

(vi)	Copy of Public Announcement dated April 21, 2016 published in the newspapers on April 22, 2016 regarding Buyback and copy of Corrigendum of Public Announcement dated April 29, 2016 published in the newspapers on April 30, 2016

(vii)	Copy of Declaration of Solvency and an affidavit verifying the same as per Form SH-9 of the Companies (Share Capital and Debentures) Rules, 2014.

(viii)	Certificate from M/s. Appaji & Co., Chartered accountants, dated April 26, 2016 certifying that the Company has made firm financing arrangements for fulfilling the obligations under the Buyback, in accordance with the Regulations.

(ix)	Copy of Escrow Agreement dated April 28, 2016 between Wipro Limited, Axis Bank Limited and JM Financial Institutional Securities Limited.

(x)	Confirmation letter by the Escrow Bank dated April 28, 2016 that the Escrow Account has been opened and Escrow Amount has been deposited.

(xi)	SEBI comments vide letter dated June 3, 2016 issued in terms of the Buyback Regulations.

(xii)	Undertakings from Azim Premji Philanthropic Initiatives Private Limited (APPI) and Azim Premji Trust (APT) vide letters dated May 30, 2016 regarding participation in the Buyback

(xiii)	Undertakings from all Promoter and Promoter Group entities other than APPI and APT vide letters dated May 30, 2016 and June 1, 2016 regarding participation in the Buyback

(xiv)	Certificate from SSB & Associates, Chartered Accountant, dated June 1, 2016 with respect to tax liability of Promoter and Promoter Group entities on participation in the Buyback

25.	DETAILS OF THE COMPLIANCE OFFICER

Mr. M. Sanaulla Khan,

Company Secretary,

Wipro Limited

Doddakannelli, Sarjapur Road,

Bangalore-560035

Tel. No.: +91 80 28440011; Fax: +91 80 28440054;

E-mail: sanaulla.khan@wipro.com

Investors may contact the Compliance Officer for any clarification or to address their grievances, if any, during office hours i.e. 10.00 a.m. to 5.00 p.m. on all working days except Saturday, Sunday and public holidays.

26.	DETAILS OF THE REMEDIES AVAILABLE TO THE EQUITY SHAREHOLDERS

I.	In case of any grievances relating to the Buyback (e.g. non-receipt of the Buyback consideration, share certificate, demat credit, etc.), the investor can approach the Compliance Officer of the Manager to the Buyback at wipro.buyback@jmfl.com and/ or Registrar to the Buyback and/ or Compliance Officer of the Company for redressal.

II.	If the Company makes any default in complying with the provisions of Section 68 of the Companies Act or any rules made there-under, for the purposes of clause (f) of sub-section (2) of Section 68 of the Companies Act, the Company or any officer of the Company who is in default shall be punishable with imprisonment for a term and its limit, or with a fine and its limit or with both in terms of the Companies Act, as the case may be.

III.	The address of the concerned office of the Registrar of Companies is as follows:

The Registrar of Companies, Karnataka, Bangalore

‘E’ Wing , 2nd Floor

Kendriya Sadan

Koramangala, Bangalore-560034, India.

27.	DETAILS OF INVESTOR SERVICE CENTRE

In case of any query, the Equity Shareholders may contact the Registrar & Transfer Agent of the Company or the Investor Relations team of the Company, on any day except Saturday, Sunday and Public holidays between 10.00 a.m. and 5.00 p.m. at the following address:

Karvy Computershare Private Limited

Karvy Selenium, Tower- B, Plot No 31 & 32., Financial district, Nanakramguda, Gachibowli, Hyderabad, Telangana State, 500032, India.

Tel: +91 40 6716 2222

Fax: +91 40 2343 1551

Contact Person: Mr. M. Murali Krishna

Email: wipro.buyback@karvy.com

Website: https://karisma.karvy.com

SEBI Regn. No.: INR00000021

Corporate Identity Number: U72400TG2003PTCO41636

Company Investor Relations:

Wipro Limited,

Doddakannelli, Sarjapur Road,

Bangalore-560 035, India.

Tel: +91 80 2844 0011(ext: 226186)

Fax: +91 80 2844 0054

Contact person: Mr. Aravind Viswanathan

Email: aravind.viswanathan@wipro.com

Website: www.wipro.com

28.	DETAILS OF THE MANAGER TO THE BUY BACK

The Company has appointed the following as Manger to the Buyback.

JM Financial Institutional Securities Limited

7th Floor, Cnergy,

Appasaheb Marathe Marg, Prabhadevi,

Mumbai – 400025, Maharashtra, India

Tel.: +91 22 6630 3030

Fax: +91 22 6630 3330

Contact Person: Ms. Lakshmi Lakshmanan

Email: wipro.buyback@jmfl.com

Website: www.jmfl.com

SEBI Regn. No.: INM000010361

Corporate Identity Number: U65192MH1995PLC092522

29.	DECLARATION BY THE DIRECTORS REGARDING AUTHENTICITY OF THE INFORMATION IN THE LETTER OF OFFER.

As per Regulation 19(1)(a) of the Buyback Regulations, the Directors of the Company accept full responsibility for the information contained in this Letter of Offer. This Letter of Offer is issued under the authority of the Board and in terms of the resolution passed by the Board on April 20, 2016.

For and on behalf of the Board of Directors of Wipro Limited

Sd/-	Sd/-	Sd/-	Sd/-
Azim H Premji Chairman and Managing Director (Director Identification Number (DIN): 00234280)	Rishad A Premji Executive Director and Chief Strategy Officer (Director Identification Number (DIN): 02983899)	Jatin P Dalal Chief Financial Officer	M Sanaulla Khan Company Secretary (Membership Number: F4129)

Place: Bangalore

Date: June 6, 2016

TENDER FORMS

FORM OF ACCEPTANCE-CUM-ACKNOWLEDGEMENT (FOR EQUITY SHAREHOLDERS HOLDING SHARES IN DEMATERIALISED FORM)

Bid Number:

Date:

BUYBACK OPENS ON:		Friday, June 17, 2016
BUYBACK CLOSES ON:		Thursday, June 30, 2016

For Registrar / collection centre use
Inward No.	Date	Stame

Status (please tick appropriate box)
Individual	FII	Insurance Co.
Foreign Co.	NRI/OCB	FVCI
Body Corporate	Bank / FI	Pension / PF
VCF	Partnership/LLP	Others (specify)

India Tax Residency Status: Please tick appropriate box
Resident in India	Non-Resident in India	Resident of ……………(Shareholder to fill the country of residence)

To,

The Board of Directors

Wipro Limited

Doddakannelli, Sarjapur Road,

Bangalore-560035

Tel. No.: +91 80 28440011;

Fax: +91 80 28440051

Dear Sirs,

Sub: Letter of Offer dated June 06, 2016 to Buyback upto 4,00,00,000 Equity Shares of Wipro Limited (the “Company”) at a price of Rs. 625/- (Rupees Six Hundred and Twenty Five only) per Equity Share (“Buyback Price”), payable in cash

1.	I / We (having read and understood the Letter of Offer dated June 06 , 2016) hereby tender / offer my / our Equity Shares in response to the Buyback on the terms and conditions set out below and in the Letter of Offer.

2.	I / We authorise the Company to Buyback the Equity Shares offered (as mentioned below) and to issue instruction(s) to the Registrar to the Buyback to extinguish the Equity Shares.

3.	I / We hereby affirm that the Equity Shares comprised in this tender / offer are offered for Buyback by me / us free from all liens, equitable interest, charges and encumbrance.

4.	I / We declare that there are no restraints / injunctions or other order(s) of any nature which limits / restricts in any manner my / our right to tender Equity Shares for Buyback Offer and that I / we am / are legally entitled to tender the Equity Shares for Buyback.

5.	I / We agree that the consideration for the accepted Shares will be paid to the Seller Member as per secondary market mechanism.

6.	I/We agree that the excess demat Equity Shares or unaccepted demat Shares, if any, tendered would be returned to the Selling Member by clearing corporation in payout.

7.	I / We undertake to return to the Company any Buyback consideration that may be wrongfully received by me / us.

8.	I / We undertake to execute any further documents and give any further assurances that may be required or expedient to give effect to my / our tender / offer and agree to abide by any decision that may be taken by the Company to effect the Buyback in accordance with the Companies Act and the Buyback Regulations.

9.	Details of Equity Shares held and tendered / offered for Buyback:

	In Figures	In Words
Number of Equity Shares held as on Record Date (May 6, 2016)
Number of Equity Shares Entitled for Buyback (Buyback Entitlement)
Number of Equity Shares offered for Buyback
• Number of Equity Shares held for a period more than 12 months
• Number of Equity Shares held for a period less than or equal to12 months

Note: An Equity Shareholder may tender Equity Shares over and above his / her Buyback Entitlement. Number of Equity Shares validly tendered by any Eligible Seller up to the Buyback Entitlement of such Eligible Seller shall be accepted to the full extent. The Equity Shares tendered by any Equity Shareholder over and above the Buyback Entitlement of such Equity Shareholder shall be accepted in accordance with clause 19 (VII), 19 (VIII), 19 (IX) and 19 (X) of the Letter of Offer. Equity Shares tendered by any Equity Shareholder over and above the number of Equity Shares held by such Equity Shareholder as on the Record Date shall not be considered for the purpose of Acceptance.

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Acknowledgement Slip: WIPRO BUY BACK OFFER 2016

(to be filled by the Equity Shareholder) (subject to verification)

Folio No./DP ID.:	Client ID

Received from Mr./Ms./M/s.

Form of Acceptance-cum-Acknowledgement, Original TRS along with:

No. of Equity Shares offered for Buyback (In Figures) (In Words)

STAMP OF BROKER

Please quote Client ID No. & DP No. for all future correspondence

10.	Details of Account with Depository Participant (DP):

Name of the Depository (tick whichever is applicable)	☐ NSDL ☐ CDSL

Name of the Depository Participant

DP ID No.

Client ID No. with the DP

11.	Equity Shareholders Details:

	First/Sole Holder	Joint Holder 1	Joint Holder 2	Joint Holder 3
Full Name(s) Of The Holder

Signature(s)*

PAN No.

Address of the Sole/First Equity Shareholder

Telephone No. / Email ID

*	Corporate must affix rubber stamp

This Tender Form has to be read along with the Letter of Offer and is subject to the terms and conditions mentioned in the Letter of Offer and this Tender Form

1.	The Buyback will open on June 17, 2016 and close on June 30, 2016.

2.	This Tender Form has to be read along with the Letter of Offer and is subject to the terms and conditions mentioned in the Letter of Offer and this Tender Form.

3.	The Equity Shares tendered in the Buyback shall be rejected if (i) the shareholder is not a shareholder of the Company as on the Record Date; or (ii) if there is a name mismatch in the demat account of the shareholder.

4.	The Eligible Sellers will have to ensure that they keep the DP Account active and unblocked to receive credit in case of return of Equity Shares due to rejection or due to the Buyback being on a proportionate basis in terms of the Ratio of Buyback.

5.	Eligible Sellers to whom the Buyback offer is made are free to tender Equity Shares to the extent of their Buyback Entitlement in whole or in part or in excess of their entitlement.

6.	For the procedure to be followed by Equity Shareholders for tendering in the Buyback, please refer to section 20 of the Letter of Offer.

7.	All documents sent by Eligible Sellers will be at their own risk. Eligible Sellers are advised to safeguard adequately their interests in this regard.

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ALL FUTURE CORRESPONDENCE IN CONNECTION WITH THIS BUYBACK, IF ANY, SHOULD BE ADDRESSED TO REGISTRAR TO

THE BUYBACK AT THE FOLLOWING ADDRESS QUOTING YOUR CLIENT ID AND DP ID:

Investor Service Centre, WIPRO BUY BACK OFFER 2016

Karvy Computershare Private Limited

Karvy Selenium, Tower- B, Plot No 31 & 32., Financial district, Nanakramguda, Gachibowli, Hyderabad, Telangana State, 500032, India.

Tel: +91 40 67162222

Fax: +91 40 23420814

Email: wipro.buybackoffer@karvy.com

Website: https:\\karisma.karvy.com

Contact Person: Mr. M. Murali Krishna

FORM OF ACCEPTANCE-CUM-ACKNOWLEDGEMENT (FOR EQUITY SHAREHOLDERS HOLDING SHARES IN PHYSICAL FORM)

Bid Number:

Date:

BUYBACK OPENS ON:		Friday, June 17, 2016
BUYBACK CLOSES ON:		Thursday, June 30, 2016

For Registrar / collection centre use
Inward No.	Date	Stame

Status (please tick appropriate box)
Individual	FII	Insurance Co.
Foreign Co.	NRI/OCB	FVCI
Body Corporate	Bank / FI	Pension / PF
VCF	Partnership/LLP	Others (specify)

India Tax Residency Status: Please tick appropriate box
Resident in India	Non-Resident in India	Resident of ……………(Shareholder to fill the country of residence)

To,

The Board of Directors

Wipro Limited

Doddakannelli, Sarjapur Road,

Bangalore-560035

Tel. No.: +91 80 28440011;

Fax: +91 80 28440051

Dear Sirs,

Sub: Letter of Offer dated June 06, 2016 to Buyback upto 4,00,00,000 Equity Shares of Wipro Limited (the “Company”) at a price of Rs. 625/- (Rupees Six Hundred and Twenty Five only) per Equity Share (“Buyback Price”), payable in cash

1.	I / We (having read and understood the Letter of Offer dated June 06, 2016) hereby tender / offer my / our Equity Shares in response to the Buyback on the terms and conditions set out below and in the Letter of Offer.

2.	I / We authorise the Company to Buyback the Equity Shares offered (as mentioned below) and to issue instruction(s) to the Registrar to the Buyback to extinguish the Equity Shares.

3.	I / We hereby affirm that the Equity Shares comprised in this tender / offer are offered for Buyback by me / us free from all liens, equitable interest, charges and encumbrance.

4.	I / We declare that there are no restraints / injunctions or other order(s) of any nature which limits / restricts in any manner my / our right to tender Equity Shares for Buyback Offer and that I / we am / are legally entitled to tender the Equity Shares for Buyback.

5.	I / We agree that the consideration for the accepted Shares will be paid to the Seller Member as per secondary market mechanism.

6.	I / We undertake to return to the Company any Buyback consideration that may be wrongfully received by me / us.

7.	I / We agree that the Company is not obliged to accept any Equity Shares offered for Buyback where loss of share certificates has been notified to the Company.

8.	I / We agree that the Company will pay the Buyback Price only after due verification of the validity of the documents and that the consideration may be paid to the first named Eligible Seller.

9.	I / We authorize the Company to split the Share Certificate and issue new consolidated Share Certificate for the unaccepted Equity shares in case the Equity Shares accepted by the Company are less than the Equity Shares tendered in the Buyback

10.	I / We undertake to execute any further documents and give any further assurances that may be required or expedient to give effect to my / our tender / offer and agree to abide by any decision that may be taken by the Company to effect the Buyback in accordance with the Companies Act and the Buyback Regulations.

11.	Details of Equity Shares held and tendered / offered for Buyback

	In Figures	In Words
Number of Equity Shares held as on Record Date (May 6, 2016)
Number of Equity Shares Entitled for Buyback (Buy back Entitlement)
Number of Equity Shares offered for Buyback
• Number of Equity Shares held for a period more than 12 months
• Number of Equity Shares held for a period less than or equal to12 months

Note: An Equity Shareholder may tender Equity Shares over and above his / her Buyback Entitlement. Number of Shares validly tendered by any Equity Shareholder up to the Buyback Entitlement of such Equity Shareholder shall be accepted to the full extent. The Shares tendered by any Equity Shareholder over and above the Buyback Entitlement of such Equity Shareholder shall be accepted in accordance with clause 19 (VII), 19 (VIII), 19 (IX) and 19 (X) of the Letter of Offer. Equity Shares tendered by any Equity Shareholder over and above the number of Equity Shares held by such Equity Shareholder as on the Record Date shall not be considered for the purpose of Acceptance.

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Acknowledgement Slip: WIPRO BUY BACK OFFER 2016

(to be filled by the Equity Shareholder) (subject to verification)

Ledger Folio No.:

Received from Mr./Ms./M/s.

Form of Acceptance-cum-Acknowledgement, Original TRS along with:

No. of Equity Shares offered for Buyback (In Figures)	(In Words)

STAMP OF BROKER

Please quote Ledger Folio No. for all future correspondence

12.	Details of Share Certificate(s) enclosed : Total No. of Share Certificates Submitted:

Sr. No.	Folio No.	Share Certificate No.	Distinctive No(s)		No. of Shares
			From	To
1
2
3
4
Total

In case the number of folios and share certificates enclosed exceed 4 nos., Please attach a separate sheet giving details in the same format as above

13.	Details of the bank account of the sole or first Shareholder to be incorporated in the consideration warrant (to be mandatorily filled):

Name of the Bank	Branch and City	Account Number (indicate type of account)

14.	Details of other Documents (Please ✓ as appropriate, if applicable) enclosed:

Power of Attorney	Corporate authorisation

Succession Certificate	Permanent Account Number (PAN Card)

Permanent Account Number (PAN Card)	TRS

Others (please specify):

15.	Equity Shareholders Details:

	First/Sole Holder	Joint Holder 1	Joint Holder 2	Joint Holder 3
Full Name(s) Of The Holder
Signature(s)*
PAN No.
Address of the Sole/First Equity Shareholder
Telephone No. / Email ID

*	Corporate must affix rubber stamp

16.	Applicable for all Non-resident shareholders - I/ We undertake to pay income taxes in India on any income arising on such buyback and taxable in accordance with the prevailing income tax laws in India within 7th day of the succeeding month in which the shares are bought back by the Company. I/ We also undertake to indemnify the Company against any income tax liability on any income earned on such Buyback of shares by me/ us.

This Tender Form has to be read along with the Letter of Offer and is subject to the terms and conditions mentioned in the Letter of Offer and this Tender Form

1.	The Buyback will open on June 17, 2016 and close on June 30, 2016.

2.	This Tender Form has to be read along with the Letter of Offer and is subject to the terms and conditions mentioned in the Letter of Offer and this Tender Form.

3.	Eligible Sellers who wish to tender their Equity Shares in response to this Buyback should deliver the following documents so as to reach before the close of business hours to the Registrar (as mentioned in the Letter of Offer) on or before July 02, 2016 by 5 PM (i) The relevant Tender Form duly signed by all Eligible Sellers in case shares are in joint names) in the same order in which they hold the Equity Shares; (ii) Original Equity Share certificates; (iii) Self attested copy of the Permanent Account Number (PAN) Card; (iv) Transfer deed (Form SH 4) duly signed (by all Eligible Sellers in case Equity Shares are held jointly) in the same order in which they hold the Equity Shares.

4.	Eligible Sellers should also provide all relevant documents in addition to the above documents, which include but are not limited to: (i) Duly attested power of attorney registered with the Registrar, if any person other than the Eligible Seller has signed the relevant Tender Form; (ii) Duly attested death certificate / succession certificate in case any Eligible Seller is deceased; and (iii) Necessary corporate authorisations, such as Board Resolutions etc., in case of companies.

5.	Eligible Sellers to whom the Buyback offer is being made are free to tender Equity Shares to the extent of their entitlement in whole or in part or in excess of their entitlement.

6.	All documents sent by the seller member/ custodian will be at their own risk and the seller member/ custodian is advised to adequately safeguard their interests in this regard.

For the procedure to be followed by Equity Shareholders for tendering in the Buyback Offer, please refer to section 20 of the Letter of Offer.

7.	All documents as mentioned above, shall be enclosed with the valid Tender Form, otherwise the Equity Shares tendered will be liable for rejection. The Equity Shares shall be liable for rejection on the following grounds amongst others: (i) If there is any other company’s equity share certificate enclosed with the Tender Form instead of the Equity Share certificate of the Company; (ii) If the transmission of Equity Shares is not completed, and the Equity Shares are not in the name of the Eligible Sellers; (iii) If the Eligible Sellers tender Equity Shares but the Registrar does not receive the Equity Share certificate; (iv) In case the signature on the Tender Form and Form SH 4 doesn’t match as per the specimen signature recorded with Company/Registrar.

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ALL FUTURE CORRESPONDENCE IN CONNECTION WITH THIS BUYBACK, IF ANY, SHOULD BE ADDRESSED TO REGISTRAR TO

THE BUYBACK OFFER AT THE FOLLOWING ADDRESS QUOTING YOUR LEDGER FOLIO NO.:

Investor Service Centre, WIPRO BUY BACK OFFER 2016

Karvy Computershare Private Limited

Karvy Selenium, Tower- B, Plot No 31 & 32., Financial district, Nanakramguda, Gachibowli, Hyderabad, Telangana State, 500032, India.

Tel: +91 40 67162222

Fax: +91 40 23420814

Email: wipro.buybackoffer@karvy.com

Website: https:\\karisma.karvy.com

Contact Person: Mr. M. Murali Krishna